Dean Foods 2001 Annual Report

Dean FOODS

Stock up on Dean.

When Suiza Foods and Dean Foods combined, one of the nation's leading food and beverage companies was born.

We've never had so much "in store."

We've Never Had So Much "In Store"

On December 21, 2001, Suiza Foods and Dean Foods combined, creating one of the leading food and beverage companies in the United States. Our Dairy Group – the largest processor and distributor of dairy products in the country – now has a refrigerated "direct store delivery" system that spans the nation. As a result of this merger, we can provide our 150,000+ customers with unmatched service, quality and value, and an unprecedented breadth of products. With this merger, we also have an exciting array of branded growth opportunities – and plenty of resources to fuel that growth. We've expanded our size, our product offerings, our resources and our opportunities. Our future has never been so promising.

We're pleased to share with you everything we have "in store."



Dean FOODS
Stock up on Dean
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
Jan 1 2001
Feb 1 2001
Mar 1 2001
Apr 1 2001
May 1 2001
Jun 1 2001
Jul 1 2001
Aug 1 2001
Sep 1 2001
Oct 1 2001
Nov 1 2001
Dec 1 2001
Jan 1 2002
Feb 1 2002
Mar 1 2002
Apr 1 2002
The new Dean Foods
NYSE: DF

Financial Highlights

Year Ended December 31,	2001	2000	1999
(in thousands, except shares outstanding and per share data)			
Net Sales	$ 6,230,116	$ 5,756,303	$ 4,481,999
Operating Income	394,441	368,063	276,874
Net Income	109,830	118,719	109,731
Diluted Earnings Per Share	3.56	3.82	3.13
Average Common Diluted Shares	36,892,074	36,671,264	42,858,492
Net Income Before Non-Recurring Items[(1)]	125,631	120,057	119,891
Diluted Earnings Per Share Before Non-Recurring Items[(1)]	3.98	3.86	3.37
Cash Earnings Per Share[(2)] Before Non-Recurring Items[(1)]	4.76	4.63	3.94

At December 31[(3)]	2001	2000	1999
(in thousands)			
Total Assets	$ 6,731,897	$ 3,780,478	$ 2,658,922
Total Debt	3,068,497	1,353,269	712,068
Convertible Trust Preferred Securities	584,605	584,032	683,505
Stockholders' Equity	1,475,880	598,832	583,972

(1) Non-Recurring Items are plant closing costs, litigation settlement costs, write-downs of investments, gain on divestiture of plants, costs to amend milk supply agreements, extraordinary loss from early extinguishment of debt, extraordinary gain from interest rate derivatives and from the sale of discontinued operations and loss from discontinued operations, all net of applicable taxes.
(2) The calculation of cash earnings per share excludes amortization of goodwill and certain intangibles as if Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" had been effective during the periods reported.
(3) The acquisition of Dean Foods Company was completed on December 21, 2001, which significantly affects balance sheet comparability from 2000 to 2001.

Contents

A New Dean. A New Day.

Dear Fellow Shareholders:

On December 21 of last year, we announced the completion of our merger with Dean Foods Company. The announcement marked the end of a year of hard work and focused dedication for the employees of both companies who made the transaction a reality. It also marked the realization of our vision of creating a truly national dairy company with the scale and scope to deliver unprecedented value to our customers, consumers, shareholders and employees.

More importantly, it marked the beginning of a new era for our company. With this transaction, we transformed our company into not just the nation's leading dairy company, but one of the leading food and beverage companies in the country. I believe that the value-creating opportunities generated by this merger make our future one of the most promising in the food and beverage industry today.

In addition to completing the transaction, we also had an impressive year operationally. Despite the weak economic environment, record high raw material prices and the unavoidable distraction caused by our merger preparations, our operating units met their goals. I am proud of our performance in 2001, and believe it once again demonstrates the extraordinary level of talent, discipline and commitment of our management teams.

We also continued throughout the year to deliver on our commitment to innovate. In May 2001, we announced an agreement with Procter and Gamble to launch and market *Folgers® Jakada™*, a chilled coffee drink made from Folgers coffee and lowfat milk. We began the product rollout in January 2002, and initial reactions have been positive. We also completed several brand extension projects during the year, including the introduction of *Hershey's®* single-serve milkshakes and new Coffee Latte flavored *Sun Soy®* soymilk.



Now we are intently focused on delivering on the promise that this merger holds, and are already well underway with our integration efforts. Our progress to date has been better than expected and we look forward to continuing to report on our integration progress throughout the year.


Net Sales
(in billions)
$7.00
6.00
5.00
4.00
3.00
2.00
1.00
$4.48
$5.76
$6.23
1999
2000
2001

This year, and over the next several years, our strategy will be:

■ To Be Our Customers' Supplier of Choice. We intend to maintain and extend our leadership position in the dairy case by continuing to provide our customers with excellent quality, service and value. We intend to leverage our unique capabilities, including our unparalleled refrigerated "direct store delivery" system, to grow with our customers and increase our revenues.

■ To Deliver on Our Synergy Targets. We have promised annual cost savings synergies as a result of the merger of at least $60 million in 2002, increasing to at least $120 million by the end of 2004. We intend to achieve these synergies by vigorously pursuing economies of scale in purchasing, product development and manufacturing, and by eliminating duplicative costs.

■ To Invest in and Build Upon our Growth Platforms. Innovation will be the key to growing our sales and our profitability over time. Therefore, we intend to invest in and build upon our largest growth platforms, including beverage enhancers, such as coffee creamers; food enhancers, such as refrigerated dips and salad dressings; single-serve dairy-based refrigerated beverages; and functional beverages, including soymilk and lactose-reduced milk.

■ To Rationalize Our Asset Base. We intend to carefully examine our portfolio of assets and businesses and to divest non-core businesses that do not fit into our long-term business strategy, and sell or close plants with overlapping markets or excess capacity.

■ To Wisely Invest Our Cash. In addition to investing in our growth platforms, we intend to continue to invest our capital where returns are greatest, including acquisitions in our core lines of business and reductions of debt.

Diluted Earnings Per Share
(before non-recurring items)



$4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
$3.37
$3.86
$3.98
1999
2000
2001

As always, I am very grateful to all of our 30,000 employees for their individual contributions toward making our company a success, and I thank you, our shareholders, for your continued investment in and support of the new Dean Foods.

I look forward to reporting another year of outstanding results.

Sincerely,

Gregg L. Engles
Chairman of the Board
and Chief Executive Officer

News Release - 5-Apr-2001

Suiza Foods and Dean Foods Announce Merger, Creating $10 Billion National Food Company

DALLAS and FRANKLIN PARK, Ill. -- ... The merged company, to be named Dean Foods, will be well positioned to meet the needs of all customers, whether local, regional or national. The merger brings together two companies with complementary operations, products and distribution networks, and expands both Suiza's and Dean's geographic reach. Both companies share a common commitment to customer service, product quality and innovation. Said Gregg Engles, Suiza's Chairman and Chief Executive Officer, "The virtual completion of our national geographic footprint, with its associated benefits in customer service and efficiency across our manufacturing and distribution systems, will provide us material and ongoing benefit."

A New Dean. A New Day for Dairy.

Our Dairy Group has one goal: to be our customers' supplier of choice in the dairy case, by providing them with unmatched service, quality and value.

Now that we've combined Suiza's and Dean's dairy operations, we can serve our customers better than ever. We've expanded our geographic reach and our product offerings, so that now we can deliver a full array of dairy products to virtually any customer virtually anywhere in the country. No other dairy company can offer customers the service and convenience that we can deliver.

With this merger, we will become more efficient. We are streamlining our manufacturing and distribution functions, and eliminating duplicative costs. A lower cost structure will enable us to offer even greater value to our customers.



We do not underestimate the job of integrating the operations of our companies – but we're up to the task. We are a company that has been built on acquisitions, and integration is one of our strengths. Integrating two groups like ours gives us the opportunity to learn from each other, and to improve our business by adopting the "best practices" of each organization – with our primary goal always being to better serve our customers.

***While our company has become more diversified as a result of* the merger, we are more committed than ever to our core dairy operations.** Our Dairy Group is the foundation of our company, and we are intently focused on constantly strengthening that foundation. We have more opportunities than ever before in the Dairy Group, with none being more important than growing sales by proving to customers that no one can serve them as well as the new Dean Foods.

It's a whole new day in the dairy world.

Pete Schenkel, President, Dean Dairy Group



Dairy Group Sales
(in billions)
$8
7
6
5
4
3
2
1
$3.10
$4.66
$5.05
$8.00
1999
2000
2001
2001
pro forma*

*As if the merger had been completed on January 1, 2001.


VITAMIN D
Mayfield
Dean's
STRAWBERRY LOWFAT MILK
Chug
2%
REDUCED FAT
STRAWBERRY MILK
COLATE MILK
PINT (473 mL)
Country Fresh
2% REDUCED FAT MILK
GARELICK Farms
Whole Milk
MOUNTAIN HIGH
Gandy's
Cultured Lowfat Buttermilk
VITAMIN A & D
Creamland
VITAMIN D MILK
SOUR CREAM
Dipzz
JALAPENO DIP
Dean's
COTTAGE CHEESE
ALTA DENA
CHOCOLATE MILK
ULTRA
ULTRA-PASTEURIZED
WHIPPING CREAM
PINT (473 mL)
DAIRY pure
ULTRA-PASTEURIZED
WHIPPING CREAM
HALF PINT (236 mL)
Cheese 'n Stuff
GARELICK Farms
milk
Dean's
VITAMIN D
CHOCOLATE MILK
Country Fresh
100% PURE ALL NATURAL ORANGE JUICE FROM CONCENTRATE
Dean's
HALF & HALF
Reiter
GLACIER VALLEY
DRINKING WATER
BORDEN
Vitamin D Milk
MAR 26
GARELICK Farms
Light Cream
Ultra Pasteurized
Meadow Brook
HORSERADISH
Meadow Gold
Viva
LOWFAT COTTAGE CHEESE
Oak Farms
VITAMIN D MILK
Country Fresh


Garelick Farms
Garelick Farms
Garelick Farms
Lehigh Valley Farms
Fairmont
Dairy Fresh
Pet
McArthur Dairy

Dean Dairy Group

Dean Dairy Group prides itself on its coast-to-coast refrigerated "direct store delivery" system. Using this system, we can serve virtually any customer virtually anywhere in the country – something no other dairy company can do.

We process and sell a full array of fresh branded and private label dairy products including milk, flavored milk, buttermilk, eggnog, half-and-half, whipping cream, cottage cheese, yogurt, sour cream, ice cream, ice cream novelties and dips. We also produce and distribute branded and private label juice, juice drinks and water.

Our Dairy Group products are marketed under a variety of popular local and regional brands, as well as some nationally known brands such as Borden®, Land O' Lakes® and Pet®.

Our Dairy Group consists of four regions, including a new Midwest Region headquartered in Franklin Park, Illinois. We continue to employ a decentralized management approach within the Dairy Group, allowing our strong regional and local management teams to oversee their businesses.

Dean FOODS

Dean Dairy Group:

- Over 90 plants from coast to coast
- Over 6,000 refrigerated delivery routes
- Two thirds of its products sold under more than 60 proprietary and licensed local and regional brands
- One third of its products sold under customer brands (or "private labels")

DAIRY LOCATIONS



Meadow Gold
Meadow Gold
Land O' Lakes
Land O' Lakes
Meadow Gold
Land O' Lakes
Meadow Gold
Land O' Lakes
Meadow Gold
Liberty
Verifine
Country Fresh
Country Fresh
Dean
Country Fresh
Dean
Dean
Dean
Frostbite
Dean
Schenkel's
Reiter
Model Dairy
Meadow Gold
Meadow Gold
Meadow Gold
Meadow Gold
Trauth
Dean
Berkeley Farms
Robinson Dairy
Meadow Gold
Meadow Gold
Meadow Gold
Meadow Gold
Pet
Dean
Pet
Tulare Cultured Specialties
Purity
Country Delite
Mayfield
Borden
Adohr Farms
Alta Dena
Fullerton Cultured Specialties
Swiss
Dean
Dean
Creamland
Mayfield
Barber's
Mayfield
Sulphur Springs Cultured Specialties
Gandy's
Southwest Ice Cream
Schepps
Oak Farms
Foremost
Oak Farms
Oak Farms
Oak Farms
Brown's Dairy
Meadow Gold (2 plants)
Meadow Gold

ADOHR FARMS · ALTA DENA · Barbe's · Barber's · Gandy's · Berkeley Farms · BORDEN · BROUGHTON

April 2002


Pistachio Almond
Country Fresh
Signature
PISTACHIO ALMOND ICE CREAM
1.75 qt (1.65L)
PREMIUM
Purity
Dean's
Country Charm
ICE CR
CHOCOLATE MOOSE
PET
Homemade
DAIRY
BORDEN
ICE CREAM
BUTTER
Country Fresh
12 Twi
Mayfield
Select Ice Cream
MOOSE TRACKS
Oak Farms
COOKIES & CREAM ICE CREAM
24-1.75 FL OZ BARS (42 FL OZ)/24-52 mL
PET
Dean's
Rewards
Ice Cream
Fannie May
MINT MELTAWAY
QUART (1.65 L)
Mayfield
CHOCOLATE CHIP
CHOCOLATE C
CHOCOLATE CHI
GARELICK
Farms
PREMIUM
Purity
ICE CR
Meadow Gold
PET
Sandwiches
Oak Farms
STRAWBERRY & HOMEMADE VANILLA
PET
DAIRY
TASTY TREATS
SINCE 1929
Sandwiches
NOT LABELED FOR RETAIL SALE


Dean
FOODS
Honey
Please pick up
some Dean's ice cream
for tonight...

A New Dean. A New Day for Ice Cream.

When Suiza and Dean merged, our Dairy Group became the third largest ice cream manufacturer in the country. Both of our companies have a long history of success in the ice cream category, achieved by combining strong regional brands with unique new flavors, innovative packaging and new novelty types. Our combined ice cream revenues were almost $1 billion in 2001, which represents 10% of the new Dean's projected 2002 sales.


milk chug
2% REDUCED FAT MILK

We manufacture ice cream in 19 plants across the United States and sell it under more than 40 of our proprietary or licensed brands, including *Borden*®, *Country Fresh*®, *Dean's*®, *Garelick Farms*®, *Mayfield Rewards*®, *Meadow Gold*®, *Pet*® and *Purity*™ – to name just a few.

Customer brands also play an important role, as we produce private label ice cream and frozen novelty products for many of our retail customers. During its 2001 fiscal year, Dean Foods entered into an exciting alliance with Baskin-Robbins, the world's largest chain of ice cream specialty stores. Under this arrangement, we manufacture and distribute ice cream to Baskin-Robbins' franchised retail outlets throughout most of the nation. Our relationship with Baskin-Robbins has been a success, and we look forward to building these types of bonds with other customers as we grow our ice cream business.


CHOCOLATE CHIP
CHOCOLATE CHIP
GARELICK
Farms
Ice Cream

With our expanded distribution network and our ability to invest more resources in innovation and marketing, we see our ice cream business as an area with growth potential for the new Dean Foods.

Pro Forma Ice Cream Sales*
(in millions)


$1,200
1,000
800
600
400
200
$800
$875
$950
$1,000
1999
2000
2001
2002
(projected)

*Pro forma, on a combined basis as if the merger had been completed on January 1, 1999.

Dean™ FOODS

News Release - 16-May-2001

Morningstar Foods to Market Folgers® Jakada™ in Response to Growing Demand for Ready-To-Drink Coffee Beverages

DALLAS--Morningstar Foods Inc. and The Procter & Gamble Company today announced a licensing agreement pursuant to which Morningstar Foods will develop and market a new coffee beverage under the Folgers® brand name. The new product, Folgers Jakada™, is the first chilled coffee drink made from Mountain Grown® Folgers coffee and lowfat milk. P&G selected Morningstar because of their leadership and depth of consumer understanding in food and beverage specialty markets. "Morningstar Foods brings a strong expertise in dairy distribution and manufacturing that will help P&G extend the reach of Folgers to new consumers in new places," said Mike Griffith, P&G's Vice President responsible for its coffee business. "We're counting on our relationship with Morningstar to be mutually productive and long lasting."

A New Dean. A New Day for Morningstar.

When Suiza and Dean merged, Morningstar Foods, our value-added, branded product division, was combined with its counterpart within Dean. The combined group, still called Morningstar Foods, emerged from the transaction stronger than ever – with an impressive portfolio of products and unlimited opportunities for growth.

One of the primary benefits of the merger is that our increased scale gives us greater resources to invest in innovation and growth. Morningstar Foods has been charged with the task of driving that innovation, and it is well-suited for the job.

Both Suiza and Dean have proven records of success in bringing value-added products to life. Morningstar virtually invented the flavored coffee creamer category with the introduction of *International Delight®* coffee creamers in 1986, and was one of the first to recognize the amazing growth potential of the soy beverage category, launching *Sun Soy®* refrigerated soymilk in 2001. Dean's success with its *Marie's®* and *Dean's®* lines of refrigerated dips and dressings has resulted in Morningstar now being the largest producer of refrigerated dips in the country.

Our track record has resulted in Morningstar being entrusted as licensee of some of the world's best-known brands. We are building a strong portfolio of value-added milk-based products around these brands, including *Hershey's®* flavored milks and *Folger's® Jakada™*, a coffee and milk blend. These are both very exciting alliances, and we look forward to further innovation of this type.


CHUNKY BLUE CHEESE
Marie's
CHUNKY BLUE CHEESE
DRESSING

Another exciting development at Morningstar is the recent installment of a new "Stork" manufacturing line in our Mt. Crawford, Virginia facility. This state-of-the-art equipment allows us to produce dairy products with a shelf-life of up to 90 days, significantly longer than most traditional dairy products. This technology could dramatically alter the face of our industry and we're proud to once again be pioneering change in the food and beverage industry.

There has never been a more exciting time at Morningstar Foods. It's a whole new day...

Try the Marie's Chunky Blue Cheese. It's America's #1 best-selling Blue Cheese dressing!



Herman "Bing" Graffunder, President, Morningstar/Specialty Group



SUN SOY
Vanilla
SOYMILK
SUN SOY
Creamy Original
SOYMILK
ORGANIC
Folgers
Jakada
Coffee Latte
VANILLA
MOCHA
INTERNATIONAL
Delight
FRENCH VANILLA
FAT FREE
INTERNATIONAL
Delight
VANILLA TOFFEE CARAMEL
DAIRY FRESH
HEAVY WHIPPING CREAM
USE BY
67% MORE CALCIUM than regular milk
HERSHEY'S
CHOCOLATE
Fat Free Chocolate
HERSHEY'S
Shake Well
100
DAIRY BEVERAGE
Nutritious without the soy taste!
ONE QUART (946 mL)
Marie's
Pourables
KEEP REFRIGERATED
ITALIAN
DRESSING
Marie's
Pourables
Low Fat
RANCH
DRESSING
PARMESAN RANCH
Marie's
PARMESAN RANCH
CHUNKY BLUE CHEESE
Marie's
LACTOSE FREE!
Marie's
Fat Free
Fat Free
RASPBERRY VINAIGRETTE
DRESSING
LACTOSE FREE
DAIRY EASE
100
SELL BY


SOUR
CREAM

Naturally Yours™ is a premium quality sour cream that adds just the right tang to consumers' favorite foods. Whether topping a baked potato or completing a stroganoff, Naturally Yours™ meets your expectations with a great taste, superior body and smooth texture. It is available in both regular and fat free varieties.


DAIRY
EASE
100
LACTOSE FREE
FAT FREE MILK

Dairy Ease® is a delicious, farm fresh, lactose-free milk; perfect for the 90 million Americans who are lactose intolerant. It contains a natural enzyme that eliminates the lactose in milk, making it more easily digestible. In addition, Dairy Ease is a good source of potassium and contains 67% more calcium than regular milk.


Delhi, NY
Frederick, MD
Mt. Crawford, VA
Murray, KY
Jacksonville, FL


Real
Whip


Vitamite
100

Morningstar Foods

Morningstar Foods is an industry leader in producing value-added branded and private label dairy and dairy-related products. Innovation is our mission, and we are dedicated to continually creating exciting new products and enhancing our existing product lines.

Morningstar manufactures and distributes primarily dairy-case products such as coffee creamers, flavored milks, lactose-reduced milks and milk-based beverages, dips, dressings, soymilk, whipped toppings, egg substitutes and cultured dairy products throughout all 50 states and in more than 20 countries.


Jakada

Folgers® Jakada™ is a creamy latte, offered in three delicious flavors: French Roast, Vanilla and Mocha. It's an irresistible blend of Mountain Grown® Folgers coffee and pure, sweetened lowfat milk.

Our Hershey's® Fat-Free and Reduced-Fat Chocolate milks and Reduced-Fat Strawberry milk are available in 16- and 32-ounce sizes, as well as in unique single-serve contoured bottles. New Hershey's® milkshakes are available in Creamy Chocolate and Cookies 'N' Cream.

Dean Foods

Morningstar Foods:

- The branded, value-added arm of the new Dean Foods
- Proven record of innovation
- 14 manufacturing locations
- New extended shelf-life technology
- Full innovation pipeline


Rod's
whipped
cream


Farm
Rich.
Fat Free


International Delight
International Delight

International Delight® features more than 10 unique flavors available in pint and quart cartons. Coffee lovers also can enjoy Creamer Singles™ with stay-fresh packaging, which provide just enough creamer for a cup of coffee anywhere, anytime.


Second Nature
eggs
eggs

Second Nature® eggs are 98% pure egg whites and offer the taste, natural color and texture of whole eggs, but with half the calories and no fat or cholesterol.

MORNINGSTAR LOCATIONS


Richland Center, WI
Thornton, IL
Gustine, CA
City of Industry, CA
(2 plants)
Tempe, AZ
Sulphur Springs, TX


DAIRY
FRESH


GO
Chocolate
Milk


Mocha
Mix




SUN
SOY
Vanilla

Sun Soy® is a delicious non-dairy soymilk that offers numerous health benefits. Sun Soy is available in Vanilla, Chocolate, Coffee Latte and Creamy Original flavors. Sun Soy is certified by the American Heart Association as a "heart healthy" food and is available in supermarket dairy cases nationwide.


Marie's
Dips for One
Marie's

Marie's® salad dressings are some of the nation's most popular refrigerated dressings.


HERSHEY'S
HERSHEY'S
HERSHEY'S
HERSHEY'S



HERSHEY'S
MilkShake
Dean's
Dips for One
RANCH DIP
67% MORE CALCIUM
Farm Rich
NON-DAIRY CREAM
Cholesterol Free
American Heart Association
Farm Rich®
NON-DAIRY CREAMER
Mocha Mix.
ORIGINAL
NON-DAIRY CREAMER
RICH CREAMY TASTE
Dean's
French Onio
Real Whip

Dean Foods

News Release - 5-Apr-2001

Suiza Foods and Dean Foods Announce Merger, Creating $10 Billion National Food Company

DALLAS and FRANKLIN PARK, Ill.-- ..."This is an extremely compelling transaction that offers significant value to shareholders of both companies. The merger is an important step in delivering on our ongoing growth strategy and positioning us for the future," said Gregg Engles, Suiza's Chairman and Chief Executive Officer. "By combining with Dean Foods, we will also generate greater efficiencies and scale to invest in innovation and growth. This opportunity should translate into increased consumption – a benefit for the entire industry, from dairy farmers to consumers."

A New Dean. A New Day for Innovation.

As a result of the merger between Dean Foods and Suiza Foods, we have an unprecedented opportunity to create significant value through product innovation. We now have the scale and the resources to efficiently invest in innovation, and our pipeline is already full with planned packaging innovations, new product introductions and brand extensions.

Over the next few years, we intend to focus our resources on these growth platforms:

- Beverage enhancers, such as *International Delight*® coffee creamers. We believe there continues to be room for growth for our flagship *International Delight* brand and we intend to continue to innovate in this category.

- Single-serve dairy and dairy-based beverages, such as our *Hershey's*® line of milks and milkshakes and our *Folgers*® *Jakada*™ coffee beverages. These products, and the related partnerships, have been very successful to date, and we believe there is significant room for expansion in the single-serve category.

- Functional beverages, such as lactose-reduced milks and soy milks. We believe that the functional beverage category may offer some of the most compelling opportunities in the food industry over the next few years, and we are well positioned to take advantage of those opportunities.

- Food enhancers, such as *Marie's*® and *Dean's*® dips and dressings. We are already the largest producer of refrigerated dips in the United States, with two popular proprietary brands. We intend to leverage our position in this category through brand extensions and product and packaging innovations.


HERSHEY'S
Cookies 'n' Cream
milkshake
Kids
I got the new
Hershey's Shakes
Love
Mom

Innovation is the key - and our industry expertise, our record of success and our technological lead uniquely position us to succeed.

We're shaking things up in the food and beverage industry.

News Release - 5-Apr-2001

Suiza Foods and Dean Foods Announce Merger, Creating $10 Billion National Food Company

DALLAS and FRANKLIN PARK, Ill., -- ...

"The addition of Dean's Specialty Foods... will provide an enhanced platform to create shareholder value for years to come."

A New Dean. A New Day for Everyone.

The merger of Suiza Foods and Dean Foods has increased our opportunities across the company.



As a result of the merger, we now have a Specialty Foods division, which is made up of the former Specialty Foods segment of Dean Foods. This division, which represents approximately 7% of our sales, is one of the largest pickle processors and marketers in the United States. It also produces relishes, peppers, olives, syrups, puddings, sauces and weight loss and nutritional beverages for retail, foodservice and industrial markets, primarily under private labels, but also under some of its proprietary brands. Our Specialty Foods division sells a number of specialty sauces and powders, including shrimp, seafood, tarter, horseradish, chili and sweet and sour sauces, shortening powders and other high-fat formulas used in baking, beverage mixes and gravies. We are the largest manufacturer of powdered non-dairy coffee creamers in the United States.

While our dairy-related businesses are the cornerstone of the new Dean Foods, our new Specialty Foods division provides attractive returns and offers stable profits, which increases our value in the marketplace.


Nalley
SWEET
PICKLES

Our other business units include our Puerto Rico operations and our international operations. These businesses have also benefited from our merger, as they are now part of a larger company with more resources.

It truly is a new day at the new Dean Foods.


Folgers
Jakada
Coffee Latte
MOCHA

We need pickles and relish for the party. Can you stop by the store?


Celta
CALCIO +
FIBRA Y VITAMINAS A+D
1600 mg. de
CALCIO
por litro
Celta
FRESA
Nutritional Beverage
BONUS
Chocolate
ARTIFICIALLY FLAVORED
Roddenbery's
NORTHWOODS
Nutritional Beverage
BONUS
Vanilla
ARTIFICIALLY FLAVORED
8 FL OZ


¡NUEVO!
Jugo de Piña
China-Guineo
SUIZA
Premium
Nalley
HOT CHILI
Bennetts
Suiza
Fruit
Hoffman
House
Bennetts
SAUCES
CREAMY
Tartar
SAUCE
Nalley
SWEET
Hoffman
House
CHILI
Sauce
CRUNCHY
KOSHER
BABY DILLS



A New Day. A Better Tomorrow.

Dean FOODS

News Release - 10-Jan-2002

Dean Foods Company Discusses Outlook for 2002

DALLAS -- Dean Foods Company (NYSE: DF) today hosted a conference call to discuss its outlook for 2002 and the company's completed merger transaction. During the call, the company noted the following:

- The completion of the merger, announced on December 21, 2001, creates a $10 billion food company with manufacturing and distribution capabilities unparalleled in the industry. The new Dean Foods Company operates 129 plants and approximately 6,000 direct-store-delivery routes, servicing over 150,000 customers nationwide.
- The company expects to deliver $60 million in synergies from the transaction in 2002, rising to approximately $120 million annually by the end of 2004.
- For the full year 2002, the company expects cash earnings per share to be between $5.20 and $5.25. The calculation of cash earnings per share excludes amortization of goodwill and certain intangibles in accordance with the recently issued Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets".
- Beyond 2002, Dean Foods Company is committed to continue delivering shareholder value and anticipates that cash earnings per share will grow approximately 8-10% per year over the next several years.

"We are enthusiastic about the future of the new company," said Gregg Engles, Chief Executive Officer of Dean Foods Company. "We believe that our target of an 8 to 10 percent earnings growth rate, combined with a continuing commitment to invest in our brands, new products and technology, will lead to increased value for our shareholders. We look forward to leveraging the talents of this proven management team and our national production and distribution infrastructure to create increased profitability and value for years to come."

Financial Review

Dean Foods

Contents

Selected Financial Data

The following selected financial data as of and for each of the five years in the period ended December 31, 2001 has been derived from our audited consolidated financial statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with our Consolidated Financial Statements and related Notes.

	Year Ended December 31,				
(Dollars in thousands except share data)	**2001**	**2000**	**1999**	**1998**	**1997**
Operating Data:					
Net sales	$6,230,116	$5,756,303	$4,481,999	$3,320,940	$1,795,868
Cost of sales	4,750,100	4,330,067	3,487,075	2,557,908	1,381,084
Gross profit	1,480,016	1,426,236	994,924	763,032	414,784
Operating costs and expenses:					
Selling and distribution	855,192	812,274	518,962	376,928	209,271
General and administrative	184,790	182,570	148,009	112,169	58,708
Amortization of intangibles	53,349	52,441	38,513	31,479	14,916
Plant closing, merger and other costs	9,550	3,388	12,566		37,003
Other operating (income) expense	(17,306)	7,500			
Total operating costs and expenses	1,085,575	1,058,173	718,050	520,576	319,898
Operating income	394,441	368,063	276,874	242,456	94,886
Other (income) expense:					
Interest expense, net	101,787	112,586	49,233	52,082	36,664
Financing charges on trust issued preferred securities	33,581	33,595	38,584	30,213	
Equity in (earnings) loss of unconsolidated affiliates	23,620	(11,453)	(2,630)	(78)	
Other (income) expense, net	4,690	(630)	(1,416)	(4,212)	(24,483)
Total other expense	163,678	134,098	83,771	78,005	12,181
Income from continuing operations before income taxes	230,763	233,965	193,103	164,451	82,705
Income taxes	83,739	90,303	75,463	59,823	43,375
Minority interest in earnings	31,431	29,911	8,813	1,559	
Income from continuing operations	115,593	113,751	108,827	103,069	39,330
Income (loss) from discontinued operations				(3,161)	717
Income before extraordinary gain (loss) and cumulative effect of accounting change	115,593	113,751	108,827	99,908	40,047
Extraordinary gain (loss)	(4,317)	4,968	904	31,698	(11,283)
Cumulative effect of accounting change	(1,446)				
Net income	$ 109,830	$ 118,719	$ 109,731	$ 131,606	$ 28,764
Net income applicable to common stock	$ 109,830	$ 118,719	$ 109,731	$ 131,369	$ 28,464
Basic earnings per common share:					
Income from continuing operations	$ 4.10	$ 4.03	$ 3.31	$ 3.12	$ 1.32
Income (loss) from discontinued operations				(0.10)	0.02
Extraordinary gain (loss)	(0.15)	.18	.03	0.96	(0.38)
Cumulative effect of accounting change	(0.05)				
Net income	$ 3.90	$ 4.21	$ 3.34	$ 3.98	$ 0.96
Diluted earnings per common share:					
Income from continuing operations	$ 3.71	$ 3.68	$ 3.11	$ 2.90	$ 1.25
Income (loss) from discontinued operations				(0.08)	0.02
Extraordinary gain (loss)	(0.11)	.14	.02	0.76	(0.36)
Cumulative effect of accounting change	(0.04)				
Net income	$ 3.56	$ 3.82	$ 3.13	$ 3.58	$ 0.91
Average common shares:					
Basic	28,151,398	28,195,043	32,861,218	32,953,290	29,508,791
Diluted	36,892,074	36,671,264	42,858,492	41,965,564	31,348,591
Other Data:					
Ratio of earnings to combined fixed charges and preferred stock dividends[1]	2.87x	2.58x	3.75x	3.36x	2.89x
Balance Sheet Data (at end of period):					
Total assets	$6,731,897	$3,780,478	$2,658,922	$3,013,783	$1,403,462
Long-term debt[2]	3,068,497	1,353,269	712,068	932,969	828,659
Mandatorily redeemable convertible trust issued preferred securities	584,605	584,032	683,505	682,938	
Total stockholders' equity	1,475,880	598,832	583,972	655,771	359,310

(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represents income before income taxes plus fixed charges. "Fixed charges" consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense. Preferred stock dividends consist of dividends, adjusted to a pre-tax basis, on our Series A Preferred Stock, which we redeemed in 1998.

(2) Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the leading processor and distributor of fresh milk and other dairy products in the United States and a leader in the specialty foods industry. We have five operating divisions including Dairy Group, Morningstar Foods, Specialty Foods, Puerto Rico and International. In accordance with applicable accounting rules, three of our operating divisions are separately reportable business segments: Dairy Group, Morningstar Foods and Specialty Foods.

Developments Since January 1, 2001

Acquisition of Dean Foods Company and Related Events

Acquisition of Dean Foods Company and Related Name Changes — On December 21, 2001, we completed our acquisition of Dean Foods Company ("Old Dean"). Prior to the acquisition, Old Dean was the nation's second largest dairy processor, with $4.6 billion in sales during the 12-month period ended November 25, 2001. To effect this transaction, Old Dean was merged into our wholly-owned subsidiary, Blackhawk Acquisition Corp. Blackhawk Acquisition Corp. survived the merger and immediately changed its name to "Dean Holding Company." Immediately thereafter, we changed our name from Suiza Foods Corporation to Dean Foods Company and our trading symbol on the New York Stock Exchange changed from "SZA" to "DF."

As a result of the merger, each share of common stock of Old Dean was converted into 0.429 shares of our common stock and the right to receive $21.00 in cash. There were approximately 36.0 million shares of Old Dean common stock outstanding at the time of the merger. Consequently, we issued approximately 15.5 million shares, and paid approximately $756.8 million in cash, to Old Dean's shareholders as consideration for their shares.

Purchase of Minority Interest in Dairy Group and Divestiture of 11 Plants — Also on December 21, 2001, and in connection with our acquisition of Old Dean, we purchased Dairy Farmers of America's ("DFA's") 33.8% stake in our Dairy Group for consideration consisting of: (1) approximately $145.4 million in cash, (2) a contingent promissory note in the original principal amount of $40.0 million, and (3) the operations of 11 plants located in nine states where we and Old Dean had overlapping operations. As additional consideration, we amended a milk supply agreement with DFA to provide that if we do not, within a specified period following the completion of our acquisition of Old Dean, offer DFA the right to supply raw milk to certain of Old Dean's dairy plants, we could be required to pay liquidated damages of up to $47.0 million. See Note 19 to our Consolidated Financial Statements and "— Risk Factors." As a result of this transaction, we now own 100% of our Dairy Group.

The plants divested included: (i) our Burger Dairy operations based in New Paris, Indiana; (ii) our Coburg Dairy operations based in N. Charleston, South Carolina (which was an operation of Old Dean); (iii) our Cream O'Weber operations based in Salt Lake City, Utah (which was an operation of Old Dean); (iv) our Flav-O-Rich Dairies operations based in London, Kentucky and Bristol, Virginia; (v) our H. Meyer Dairy operations based in Cincinnati, Ohio (which was an operation of Old Dean); (vi) our Huntsville Dairy operations based in Huntsville, Alabama; (vii) our Oberlin Farms ("Dairymen's") operations based in Cleveland, Ohio; (viii) our U.C. Milk ("Goldenrod") operations based in Madisonville, Kentucky (which was an operation of Old Dean); and (ix) our Velda Farms operations based in Miami, Florida and Winterhaven, Florida. The divested plants were acquired by National Dairy Holdings, LP, as assignee of DFA.

New Credit Facility, Increased Receivables Securitization Facility and Assumed Indebtedness — We financed the cash portion of the consideration paid to the shareholders of Old Dean, as well as the cash portion of the purchase price for DFA's 33.8% interest in our Dairy Group and certain related transaction costs, primarily with borrowings under a new

Management's Discussion and Analysis of Financial Condition and Results of Operations

$2.7 billion credit facility provided by a syndicate of lenders. This facility, which replaces our former parent-level credit facility and the former Suiza Dairy Group credit facility, provides us with a revolving line of credit of up to $800.0 million to be used for general corporate and working capital purposes (including the financing of future acquisitions and stock buybacks, if any, subject to certain limitations contained in the credit facility documents) and two term loans in the amounts of $900.0 million and $1.0 billion, respectively. Both term loans were fully funded at closing. No funds were borrowed under the revolving credit facility. The revolving credit facility will expire, and the $900.0 million term loan will mature, in July 2007. The $1.0 billion term loan will mature in July 2008. Outstanding borrowings under the credit facility are secured by liens on substantially all of our domestic assets (including the assets of our subsidiaries, except for the capital stock of Old Dean's subsidiaries and the real property owned by Old Dean and its subsidiaries). The credit agreement contains various financial and other restrictive covenants as well as certain mandatory prepayment provisions, all of which are more specifically described in Note 10 to our Consolidated Financial Statements.

An additional portion of the cash consideration paid at closing was provided by new funding under our existing receivables securitization facility. On December 21, 2001, we sold Old Dean's receivables into the facility, thereby increasing the amount of the facility by $150.0 million to $400.0 million. See Note 10 to our Consolidated Financial Statements.

Certain of Old Dean's indebtedness remains outstanding after the merger, including $700.0 million of outstanding indebtedness under certain senior notes, and certain capital lease obligations. See Note 10 to our Consolidated Financial Statements for more information about our indebtedness and "— Risk Factors."

Stock Award Plans — In connection with the Old Dean acquisition, all options to purchase Old Dean stock outstanding at the time of the acquisition were automatically converted into options to purchase our stock. Upon conversion, those options represented options to purchase a total of approximately 2.7 million shares of our stock. Old Dean option holders had the right, as a result of the "change in control" triggered by our acquisition of Old Dean, to surrender their New Dean stock options to us, in lieu of exercise, in exchange for a cash payment (which payments, in many cases, exceeded the amount that the option holder could have received upon exercise), provided the options were surrendered by March 21, 2002. The holders of approximately 809,000 options exercised their surrender rights. See Note 2 to our Consolidated Financial Statements.

Upon completion of the Old Dean acquisition, we adopted Old Dean's 1989 Stock Awards Plan and reserved approximately 1.9 million shares (subject to adjustment as permitted by the plan) of our stock for issuance under that plan after the merger. Options surrendered by Old Dean optionees have been added back to the pool of shares available for issuance under the plan, as permitted by the plan. Approximately 2.6 million shares were available for issuance under that plan as of March 25, 2002.

Finally, due to the increased size of our employee base, upon completion of the merger, we increased the number of shares reserved for issuance under our pre-existing stock option plan from 7.5 million to 12.5 million.

New Directors — In connection with our acquisition of Old Dean and as required by the related merger agreement, we increased the size of our Board of Directors, effective December 21, 2001, from 10 members to 15 members. All five of the new members were nominated by Old Dean, and all served on the Board of Directors of Old Dean prior to the acquisition. All of our pre-acquisition directors remain on the Board. Also pursuant to the merger agreement,

Mr. Howard Dean (formerly the Chairman of the Board and Chief Executive Officer of Old Dean) was named Chairman of our Board of Directors. He will remain as Chairman until his retirement (no later than June 2002), at which time Gregg Engles will re-assume the role of Chairman of the Board. Mr. Engles was Chairman of our Board and Chief Executive Officer prior to the acquisition. He is currently Chief Executive Officer and Vice Chairman of the Board.

Integration and Rationalization Activities

As a result of our acquisition of Old Dean, we expect to achieve annual cost savings of at least $60.0 million in 2002, increasing to at least $120.0 million by the end of 2004. In early 2002, we began the process of implementing various planned cost savings initiatives necessary to achieve these savings. As part of these efforts, in February 2002, we announced the elimination of approximately 200 corporate staff positions at Old Dean. We have also closed, or announced the closure of, 4 plants since completion of the Old Dean acquisition and reduced (or intend to reduce) our workforce accordingly. We will continue to finalize and implement our initial integration and rationalization plans throughout 2002.

During 2001, as part of our overall integration and cost reduction strategy in effect prior to the Old Dean acquisition, we closed 3 plants and reduced our workforce accordingly. See Note 16 to our Consolidated Financial Statements.

We have recently announced that part of our strategy after the Old Dean acquisition will be to divest certain non-core assets. Since the completion of the Old Dean acquisition, we have sold two small non-core businesses that we acquired as part of Old Dean's Specialty Foods division, including a transportation business and Old Dean's boiled peanut business.

Announcement of Stock Split

On February 21, 2002, we announced that our Board of Directors has declared a two-for-one split of our common stock, which will entitle shareholders of record on April 8, 2002 to receive one additional share of common stock for each share held on that date. The new shares will be issued after the market closes on April 23, 2002. As a result of the split, the total number of shares of our common stock outstanding will increase from approximately 44.7 million to approximately 89.5 million. All of the share numbers in this Report are presented without giving effect to the upcoming stock split. See Note 23 to our Consolidated Financial Statements.

Developments Related to Consolidated Container Company

Since July 1999, we have owned a 43.1% interest in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our primary supplier of plastic bottles and bottle components. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters. Consequently, our 2001 earnings were adversely affected. CCC has implemented several changes in an effort to return to stable profitability. However, in November 2001 CCC announced that it does not expect to see the benefits of these changes for at least several quarters. Also, as a result of CCC's performance in 2001, CCC became unable to comply with the financial covenants contained in its credit facility. Accordingly, we concluded that our investment in CCC was impaired and that the impairment was not temporary. Therefore, we wrote off our remaining investment in CCC in the fourth quarter of 2001.

In February 2002, CCC's lenders agreed to restructure CCC's credit agreement to modify the financial covenants, subject to the agreement of CCC's primary shareholders to guarantee certain of CCC's indebtedness. Because CCC is an important and valued supplier of ours, and in order to protect our interest in CCC, we agreed to provide a limited guarantee of up to $10.0 million of CCC's revolving credit indebtedness. The guaranty will expire in January 2003. Please see Note 19 to our Consolidated Financial Statements for further information regarding our guarantee of CCC's indebtedness. See also "— Risk Factors."

Purchase of Minority Interest in Spanish Operations

In August 2001, we purchased the 25% minority interest in Leche Celta, our Spanish dairy processor, for approximately $12.6 million. We now own 100% of our European dairy operations.

Recent Developments with Certain Business Partners

Restructure of Milk Supply Arrangements — The primary raw material used in our operations is raw milk. We purchase a significant portion of our raw milk requirements from DFA. We have entered into a series of supply contracts with DFA over the past several years designed to ensure a reliable source of raw milk for our plants. In December 2001, we amended our supply agreements with DFA in order to provide ourselves with greater flexibility in the procurement of raw milk. The primary modification to the supply agreements was the reduction of the termination notice period from one year to 60 days. We paid DFA approximately $28.5 million as consideration for this amendment. Because this payment related to the modification of existing agreements, we recorded the $28.5 million payment as an expense in the fourth quarter of 2001.

Certain Co-Packing Arrangements — Prior to the completion of the Old Dean acquisition, Old Dean had a long-term arrangement with Nestle pursuant to which Old Dean manufactured Nestle's *Coffee Mate®* coffee creamers and *Nesquik®* single-serve milks. Because these Nestle products compete directly with our *International Delight®* and *Hershey's®* milk products, we have agreed with Nestle that we will phase out manufacturing and distributing these Nestle products by the end of 2003.

From 1987 through 2001, our Morningstar Foods division processed and sold *Lactaid®* brand lactose-reduced milk in the western portion of the United States. This arrangement was terminated at the end of 2001 due to a number of factors including primarily contractual restrictions that did not permit us to fully realize the opportunities in the lactose-reduced milk category (such as the ability to satisfy our customers' demands for private label lactose-reduced milk). Old Dean has historically produced lactose-reduced milk under the *Dairy Ease®* brand, which it licensed from a third party. In November 2001, Old Dean bought the rights to the brand. We now intend to focus our efforts in the lactose-reduced category on *Dairy Ease®* and on private labels for our customers.

Enron — In June 1999, we entered into a contract with Enron Energy Services pursuant to which we contracted to purchase electricity for certain of our plants at a discounted rate for a ten-year period. Enron filed for bankruptcy protection on December 1, 2001, and subsequently elected to reject our contract in its bankruptcy. Since we do not expect to be able to replace the arrangement we had with Enron, we do expect Enron's bankruptcy, and its rejection of our contract, to adversely impact our results of operations. We do not expect the impact to be material. See "— Known Trends and Uncertainties."

Recent Product Developments

During the fourth quarter of 2001, we launched single-serve *Hershey's®* milks and milkshakes in plastic bottles. In January 2002, we introduced our new single-serve *Folgers® Jakada™* coffee beverage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table presents certain information concerning our results of operations, including information presented as a percentage of net sales:

	Year Ended December 31,					
	2001		2000		1999	
(Dollars in thousands)	Dollars	Percent	Dollars	Percent	Dollars	Percent
Net sales	$6,230,116	100.0%	$5,756,303	100.0%	$4,481,999	100.0%
Cost of sales	4,750,100	76.2	4,330,067	75.2	3,487,075	77.8
Gross profit	1,480,016	23.8	1,426,236	24.8	994,924	22.2
Operating costs and expenses:						
Selling and distribution	855,192	13.7	812,274	14.1	518,962	11.5
General and administrative	184,790	3.0	182,570	3.2	148,009	3.3
Amortization of intangibles	53,349	0.9	52,441	0.9	38,513	0.9
Plant closing costs	9,550	0.2	3,388	0.1	12,566	0.3
Other operating (income) expense	(17,306)	(0.3)	7,500	0.1		
Total operating expenses	1,085,575	17.5	1,058,173	18.4	718,050	16.0
Total operating income	$ 394,441	6.3%	$ 368,063	6.4%	$ 276,874	6.2%

The sales and operating expenses of minority-owned businesses, including Consolidated Container Company, are not included in the table presented above, but are instead condensed onto a single line below operating income (see discussion below under "Other (Income) Expense").

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Note: *We completed our acquisition of Old Dean on December 21, 2001. Because Old Dean's results of operations for the last few days of 2001 are included in our Consolidated Financial Statements, full year comparisons may be less meaningful than they would be otherwise. Also, comparison data is not provided for our Specialty Foods segment since we owned it for only the last 10 days of the year. Segment data for Specialty Foods for the period since the acquisition are included in Note 21 to our Consolidated Financial Statements. More complete segment data for Specialty Foods can be found in the transition report on Form 10-KT of Dean Holding Company for the seven-month period ended December 31, 2001.*

Net Sales — Net sales increased 8.2% to $6.23 billion during 2001 from $5.76 billion in 2000. Approximately $103.1 million of this increase was due to the acquisition of Old Dean on December 21, 2001. Net sales for the Dairy Group increased 8.4%, or $391.3 million, in 2001, and net sales for Morningstar Foods increased 8.9%, or $62.7 million in 2001. $74.7 million and $9.7 million of these increases, respectively, are due to the sales of Old Dean being included in our results since December 21, 2001 (the date of acquisition). The remaining portions of these increases were primarily due to an increase in prices charged for our products in response to higher raw milk and butterfat costs, and occurred despite a small decline in volume.

Cost of Sales — Our cost of sales ratio was 76.2% in 2001 compared to 75.2% in 2000. The cost of sales ratio for the Dairy Group increased to 77.1% in 2001 from 75.9% in 2000 and the cost of sales ratio for Morningstar Foods increased to 67.6% in 2001 from 66.8% in 2000. These increases were due to higher raw milk and butterfat costs in 2001.

Operating Costs and Expenses — Our operating expense ratio was 17.5% in 2001 compared to 18.4% in 2000. Included in 2001 operating costs were the following non-recurring items:

- A gain of $47.5 million on the divestiture of the 11 plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean (which gain represented the difference between fair value and the carrying value of the plants),

Management's Discussion and Analysis of Financial Condition and Results of Operations

- An expense of $28.5 million resulting from a payment to Dairy Farmers of America as consideration for modifications to our milk supply arrangements,
- Expenses of $9.6 million for plant closings, and
- An expense of $1.7 million resulting from the impairment in value of a water plant in Grand Rapids, Michigan.

In 2000 the following non-recurring expenses were included in operating costs:
- Litigation settlement costs of $7.5 million, and
- Expenses of $3.4 million for plant closings.

Excluding these nonrecurring items, our operating expense ratio in 2001 was 17.6% compared to 18.2% in 2000. The operating expense ratio at the Dairy Group, excluding non-recurring items, was 17.8% in 2001 compared to 18.3% in 2000. This decrease was primarily due to various cost savings initiatives (most of which were temporary) implemented during 2001 in response to a difficult operating environment. These initiatives resulted in lower selling and general and administrative costs during 2001. The operating expense ratio at Morningstar Foods was 18.8% in both 2001 and 2000. Although similar cost savings initiatives were implemented at Morningstar Foods in 2001 as were implemented at the Dairy Group, their overall operating expense ratio remained steady due to higher distribution and selling expenses related to the introduction of new products.

Operating Income — Operating income in 2001 was $394.4 million, an increase of $26.3 million from 2000 operating income of $368.1 million. Our operating margin in 2001 was 6.3% compared to 6.4% in 2000. Excluding the nonrecurring items listed above, our operating income increased $7.7 million in 2001 to $386.7 million and our operating margin decreased to 6.2% in 2001 from 6.6% in 2000. The Dairy Group's operating margin, excluding the non-recurring items, decreased to 5.1% in 2001 from 5.8% in 2000. This decrease was due to higher raw milk costs during 2001, partly offset by lower operating costs. Morningstar Foods' operating margin declined to 13.6% in 2001 from 14.3% in 2000. This decrease was due to higher butterfat costs in 2001.

Other (Income) Expense — Total other expense increased by $29.6 million in 2001. Interest expense decreased to $101.8 million in 2001 from $112.6 million in 2000. This decrease was the result of lower debt balances and lower interest rates in 2001. Financing charges on preferred securities were $33.6 million in both years.

Income from investments in unconsolidated affiliates, which relates primarily to our 43.1% minority interest in Consolidated Container Company ("CCC"), was a loss of $23.6 million in 2001 compared to income of $11.5 million in 2000. Included in the 2001 loss is an impairment charge of $21.1 million related to the write-off of our investment in CCC. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters. CCC has implemented several changes in an effort to return to stable profitability. However, in November 2001 CCC announced that it did not expect to see the benefits of these changes for at least several quarters. Also, as a result of CCC's performance in 2001, CCC became unable to comply with the financial covenants contained in its credit facility. Accordingly, we concluded that our investment in CCC was impaired and that the impairment was not temporary. In the fourth quarter of 2001, we wrote off our remaining investment in CCC.

Other income and expense also includes $4.4 million of impairment charges related to two other small investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes — Income tax expense was recorded at an effective rate of 36.3% in 2001 compared to 38.6% in 2000. This decrease was due primarily to the favorable settlement of a contested state tax issue during 2001. Our tax rate varies as the mix of earnings contributed by our various business units changes, and as tax savings initiatives are adopted.

Minority Interest — Minority interest in earnings, which was primarily the 33.8% ownership interest of Dairy Farmers of America in our Dairy Group, increased to $31.4 million in 2001 compared to $29.9 million in 2000. On December 21, 2001, in connection with our acquisition of Old Dean, we purchased the 33.8% stake that was owned by Dairy Farmers of America. See Note 2 to our Consolidated Financial Statements. We now own 100% of our Dairy Group. In 2001, we also purchased the 25% minority interest of Leche Celta. We now own 100% of our Spanish operations.

Extraordinary Gain (Loss) — On December 21, 2001, simultaneously with the acquisition of Old Dean, we replaced our former credit facilities with a new credit facility. As a result, we recognized a $4.3 million extraordinary loss, net of an income tax benefit of $3.0 million, for the write-off of deferred financing costs related to the early retirement of our former credit facilities. See Note 10 to our Consolidated Financial Statements.

In 2000 we recognized a $5.0 million extraordinary gain, net of income tax expense of $2.8 million, which included the following items related to the early extinguishment of our previous senior credit facility:

- A $6.5 million gain, net of income tax expense of $3.6 million, for interest rate derivatives which became unhedged and were marked to fair market value, and
- A $1.5 million loss, net of an income tax benefit of $0.8 million, for the write-off of deferred financing costs.

Cumulative Effect of Accounting Change — Effective January 1, 2001 we adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended). Our adoption of this accounting standard resulted in the recognition of $1.4 million, net of an income tax benefit of $1.5 million and minority interest benefit of $0.7 million, as a charge to earnings.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Sales — Net sales increased 28.4% to $5.76 billion during 2000 from $4.48 billion in 1999. Excluding the effect of our packaging operations, sales increased $1.72 billion or 43.1% in 2000. Net sales for our Dairy Group increased by $1.56 billion, or 50.2%, in 2000 compared to 1999 mainly due to acquisitions, particularly the acquisition of Southern Foods Group. Net sales for Morningstar Foods increased by $49.1 million, or 7.5%, in 2000 due to increased sales of higher-priced products.

Cost of Sales — Our cost of sales ratio was 75.2% in 2000 compared to 77.8% in 1999. The cost of sales ratio for the Dairy Group decreased to 75.9% in 2000 from 79.6% in 1999. This ratio improved due to improved performance at dairies owned more than twelve months, lower raw material costs and because Southern Foods Group, which we acquired effective January 1, 2000, has a lower cost of sales ratio than some of our other dairies because of its extensive use of direct store delivery. The customer base of Southern Foods Group is somewhat different from our other dairies, which requires Southern Foods to charge higher prices to cover higher distribution costs. The cost of sales ratio for Morningstar Foods improved to 66.8% from 69.0%, due to an increased emphasis on cost savings initiatives, as well as increased sales of higher priced products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Costs and Expenses — Our operating expense ratio was 18.4% in 2000 compared to 16.0% in 1999. The operating expense ratio at our Dairy Group was 17.9% in 2000 compared to 15.1% in 1999. This ratio increased due to:

- higher distribution costs at Southern Foods Group as a result of its extensive direct store delivery routes in rural areas, and
- increased distribution costs in 2000 because of higher fuel costs.

These cost increases were partly offset by a $3.6 million pre-tax gain in the second quarter of 2000 related to the curtailment of certain defined benefit plans.

Included in operating costs for the Dairy Group in 2000 were plant closing costs of $2.1 million and litigation settlement costs of $7.5 million. In 1999, plant closing costs amounted to $8.7 million.

The operating expense ratio at Morningstar Foods was 18.9% in 2000 compared to 18.2% in 1999. This ratio increased due to higher marketing expenses in 2000 related to new products. In 1999, plant closing costs amounted to $0.5 million.

Operating Income — Operating income in 2000 was $368.1 million, an increase of 32.9% from 1999 operating income of $276.9 million. Excluding the effect of our packaging operations, our operating income in 2000 increased $141.2 million or 62.3%. Our operating income margin increased to 6.4% in 2000 compared to 6.2% in 1999 (5.7% excluding the contribution of our packaging operations in 1999). Operating margin at the Dairy Group improved to 6.2% in 2000 from 5.3% in 1999. This increase in operating income margin was due to improved performance at dairies owned more than twelve months. Morningstar Foods' operating margin improved to 14.3% in 2000 from 12.8% in 1999 due to increased sales of higher margin products.

Other (Income) Expense — Total other expense increased in 2000 by $50.3 million. Interest expense increased to $112.6 million in 2000 from $49.2 million in 1999. This increase was due to additional debt used to finance acquisitions, and also as a result of higher interest rates. Financing charges on preferred securities decreased to $33.6 million in 2000 from $38.6 million in 1999 as a result of the redemption of $100.0 million of 5.0% preferred securities held by Dairy Farmers of America in connection with our acquisition of Southern Foods Group, L.P.

Income from investments in unconsolidated affiliates, which is primarily related to our minority interest in Consolidated Container Company, amounted to $11.5 million in 2000. These earnings included $0.8 million, representing our proportional share of a favorable adjustment to previously recorded restructuring charges at Consolidated Container Company. During 1999 we reported $2.6 million in income from investments in unconsolidated subsidiaries, primarily Consolidated Container Company.

Income Taxes — Income tax expense was recorded at an effective rate of 38.6% in 2000 compared to 39.1% during 1999. This decrease was a result of the sale of our U.S. packaging operations, which had a higher effective tax rate than our dairy operations, and certain tax saving initiatives implemented during 2000.

Minority Interest — Minority interest in earnings increased to $29.9 million in 2000 from $8.8 million in 1999. Effective January 1, 2000 we entered into a joint venture with Dairy Farmers of America ("DFA") into which we contributed our domestic fluid dairy operations and DFA contributed the operations of Southern Foods Group and their interests in certain other joint ventures with us. DFA received a 33.8% ownership interest in the joint venture, which is shown as a minority interest on our consolidated financial statements. During 1999, minority interest in earnings consisted primarily of DFA ownership interests in two smaller joint ventures: Suiza GTL, LLC and Land-O-Sun, LLC. On December 21, 2001, in connection with our acquisition of Old Dean, we purchased the 33.8% stake that was owned by Dairy Farmers of America. See Note 2 to our Consolidated Financial Statements. We now own 100% of our Dairy Group.

Extraordinary Gain — During the first quarter of 2000 we recognized a $5.0 million extraordinary gain, net of income tax expense of $2.8 million, which included the following items related to the early extinguishment of our previous senior credit facility:

- A $6.5 million gain, net of income tax expense of $3.6 million, for interest rate derivatives which became unhedged and were marked to fair market value, and
- A $1.5 million loss, net of an income tax benefit of $0.8 million, for the write-off of deferred financing costs.

Critical Accounting Policies

"Critical accounting policies" are defined as those that are both most important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 1 to our Consolidated Financial Statements for a detailed discussion of these and other accounting policies.

Revenue Recognition and Accounts Receivable — Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. Revenue is reduced by sales incentives that are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience.

Insurance Accruals — We retain selected levels of property and casualty risks, primarily related to employee health care, workers' compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors provided by our external insurance brokers and actuaries. The loss development factors are subject to change based upon actual history and expected trends in costs, among other factors.

Valuation of Long-Lived and Intangible Assets and Goodwill — Historically, we assessed the impairment of identifiable intangible, long-lived assets and related goodwill whenever events or changes in circumstances indicated that the carrying amount of the asset may not have been recoverable. To determine whether impairment existed, we compared the expected future net operating cash flows, undiscounted and without interest charges, to the carrying amount of the underlying assets. We would have considered a potential impairment if the recorded value of these assets exceeded the associated future net operating cash flows. Any potential impairment loss would have been measured as the amount by which the carrying value exceeded the fair value of the asset. Fair value of assets would have been measured by market value, if an active market existed, or by a forecast of expected future net operating cash flows, discounted at a rate commensurate with the risk involved. In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, goodwill will no longer be amortized. We recorded approximately $45.5 million of goodwill amortization in 2001. In lieu of amortization, we are required to perform a transitional impairment assessment of our goodwill in 2002 and annual impairment tests thereafter. As of December 31, 2001, we had $2.95 billion of unamortized goodwill included on our balance sheet. Under SFAS 142, any identifiable intangibles with an indefinite life will not be amortized, but instead tested for impairment in accordance with the standard.

Purchase Price Allocation — We allocate the cost of acquisitions to the assets acquired and liabilities assumed. All identifiable assets acquired, including identifiable intangibles, and liabilities assumed are assigned a portion of the cost of the acquired company, normally equal to their fair values at the date of acquisition. The excess of the cost of the acquired company over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed is recorded as goodwill. We record the initial purchase price allocation based on evaluation of information and estimates available at the date of the financial statements. As final information regarding fair value of assets acquired and liabilities assumed is evaluated and estimates are refined, appropriate adjustments are made to the purchase price allocation. To the extent that such adjustments indicate that the fair value of assets and liabilities differ from their preliminary purchase price allocations, such difference would adjust the amounts allocated to those assets and liabilities and would change the amounts allocated to goodwill. The final purchase price allocation includes the consideration of a number of factors to determine the fair value of individual assets acquired and liabilities assumed including quoted market prices, forecast of expected cash flows, net realizable values, estimates of the present value of required payments and determination of remaining useful lives. For significant acquisitions, we utilize valuation specialists and appraisers to assist in the determination of the fair value of long-lived assets, including identifiable intangibles.

Recently Issued Accounting Pronouncements

The Emerging Issues Task Force (the "Task Force") of the Financial Accounting Standards Board has reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives," which becomes effective for us in the first quarter of 2002. This issue addresses the recognition, measurement and income statement classification of sales incentives that have the effect of reducing the price of a product or service to a customer at the point of sale. Our current accounting policy for recording sales incentives within the scope of this issue is to record estimated coupon expense based on historical coupon redemption experience which is consistent with the requirements of this issue. Therefore, our adoption of this issue will have no impact on our consolidated financial statements.

In April 2001, the Task Force reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." We will adopt this Issue in the first quarter of 2002, as required. Under this Issue, certain consideration paid to our customers (such as slotting fees) will be required to be classified as a reduction of revenue, rather than recorded as an expense. Adoption of this Issue will result in the reclassification of certain costs; however, there will be no change in reported net income.

In June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. Under the new standard, all business combinations entered into after June 30, 2001 are to be accounted for by the purchase method. We have applied the provisions of SFAS No. 141 to all business combinations completed after June 30, 2001, including the acquisition of Old Dean. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. We adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but instead requires a transitional goodwill impairment assessment and annual impairment tests thereafter. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in our income statement. We are currently in the process of completing the transitional impairment assessment and any impact on our financial statements. We must complete the first step of this test to determine if we have an impairment by June 30, 2002 and, if we have an impairment, we must complete the final step and record any impairment by December 31, 2002. SFAS No. 142 also requires that recognized intangible assets be amortized over their respective estimated useful lives. As part of the adoption, we are currently reassessing the useful lives and residual values of all intangible assets. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the standard.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will become effective for us in fiscal year 2003. We are currently evaluating the impact of adopting this pronouncement on our consolidated financial statements.

FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in August 2001, and it became effective for us beginning January 1, 2002. SFAS No. 144, which supercedes SFAS No. 121, provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. Our adoption of this standard will not have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

Historical Cash Flow

During 2001, we met our working capital needs with cash flow from operations along with borrowings under our former credit facilities. Net cash provided by operating activities was $310.2 million for 2001 as contrasted to $297.7 million for 2000, an increase of $12.5 million. Net cash provided by operating activities was impacted by:

- A decrease of $3.3 million in net income plus non-cash items in 2001 as compared to 2000; and
- Changes in working capital components which improved by $15.8 million in 2001 compared to the previous year.

Net cash used in investing activities was $1.28 billion in 2001 compared to $380.3 million in 2000, an increase of $900.2 million. Cash paid for acquisitions increased to $1.15 billion in 2001 from $336.0 million in 2000 primarily as a result of the acquisition of Old Dean in 2001.

Current Debt Obligations

Effective December 21, 2001, in connection with our acquisition of Old Dean, we replaced our former credit facilities with a new $2.7 billion credit facility provided by a syndicate of lenders. This facility provides us with a revolving line of credit of up to $800.0 million and two term loans in the amounts of $900.0 million and $1.0 billion, respectively. Both term loans were fully funded upon closing of the Old Dean acquisition and the proceeds were used to repay debt under our former credit facilities, to repay Old Dean's credit facility, to purchase DFA's ownership stake in our Dairy Group and to pay certain other obligations. The revolving line of credit, which expires on July 15, 2007 and is to be used for general corporate and working capital purposes (including the financing of future acquisition and stock buybacks, if any, subject to certain limitations contained in the credit facility documents) was undrawn.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The senior credit facility contains various financial and other restrictive covenants and requirements that we maintain certain financial ratios, including a leverage ratio (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to EBITDA) and an interest coverage ratio (computed as the ratio of EBITDA to interest expense). In addition, this facility requires that we maintain a minimum level of net worth (as defined by the agreement). The agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The agreement does not contain any default triggers based on our debt rating. See Note 10 to our Consolidated Financial Statements for further information regarding the terms of our credit agreement, including interest rates, principal payment schedules and mandatory prepayment provisions.

At December 31, 2001 we had outstanding borrowings of $1.9 billion under our senior credit facility. In addition, $30.4 million of letters of credit secured by the credit facility were issued but undrawn. As of December 31, 2001 approximately $769.6 million was available for future borrowings under this credit facility, subject to satisfaction of certain conditions contained in the loan agreement. We are currently in compliance with all covenants contained in our credit agreement.

An additional portion of the cash consideration paid for the Old Dean acquisition and related transactions was provided by new funding under our existing receivables securitization facility. On December 21, 2001, we sold Old Dean's receivables into the facility, thereby increasing the amount of the facility by $150.0 million to $400.0 million. See Note 10 to our Consolidated Financial Statements for more information about our receivables securitization facility.

In addition, certain of Old Dean's indebtedness remains outstanding after the acquisition, including $700.0 million of outstanding indebtedness under certain senior notes, approximately $22.0 million of industrial development revenue bonds, and certain capital lease obligations. See Note 10 to our Consolidated Financial Statements.

The table below summarizes our obligations for indebtedness and lease obligations at December 31, 2001 (dollars in thousands):

		Payments Due by Period					
Indebtedness & Lease Obligations	**Total**	**2002**	**2003**	**2004**	**2005**	**2006**	**Thereafter**
Senior credit facility	$1,900,000	$ 72,500	$145,000	$145,000	$167,500	$190,000	$1,180,000
Senior notes[1]	700,000				100,000		600,000
Receivables-backed loan	400,000			400,000			
Foreign subsidiary term loan	35,172	4,818	6,077	7,250	6,982	6,699	3,346
Other lines of credit	2,317	2,317					
Industrial development revenue bonds	28,001	455	555	555	555	555	25,326
Capital lease obligations and other	44,796	16,882	3,549	19,151	4,491	281	442
Operating leases	357,870	66,946	63,248	50,047	42,823	31,379	103,427
Totals	$3,468,156	$163,918	$218,429	$622,003	$322,351	$228,914	$1,912,541

(1) Represents face value of senior notes.

In addition to the letters of credit secured by our credit facility, we had at December 31, 2001 approximately $71.1 million of letters of credit with three other banks that were issued but undrawn. These were required by various utilities and government entities for performance and insurance guarantees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We do have certain other commitments and contingent obligations. Please see Note 19 to our Consolidated Financial Statements for a description of these commitments and contingent obligations.

We do not have any ownership interests or relationships with any special-purpose entities (or "bankruptcy remote" entities), other than our ownership of the special purpose entities formed to facilitate our receivables securitization program and our mandatorily redeemable preferred securities. The assets and liabilities of those entities are fully reflected on our balance sheet. We have no other significant off-balance sheet arrangements, special purpose entities, financing partnerships or guaranties, nor any debt or equity triggers based on our stock price or credit rating.

Preferred Securities

On March 24, 1998, we issued $600.0 million of company-obligated 5.5% mandatorily redeemable convertible preferred securities of a Delaware business trust in a private placement to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933. The 5.5% preferred securities, which are recorded net of related fees and expenses, mature 30 years from the date of issue. Holders of these securities are entitled to receive preferential cumulative cash distributions at an annual rate of 5.5% of their liquidation preference of $50 each. These distributions are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year. These trust issued preferred securities are convertible at the option of the holders into an aggregate of approximately 7.7 million shares of our common stock, subject to adjustment in certain circumstances, at a conversion price of $78.25 (equivalent to a conversion rate of .6390 shares per security). These preferred securities are also redeemable, at our option, at any time after April 2, 2001 at specified amounts and are mandatorily redeemable at their liquidation preference amount of $50 per share at maturity or upon occurrence of certain specified events.

Future Capital Requirements

During 2002, we intend to invest a total of approximately $250.0 million in capital expenditures primarily for our existing manufacturing facilities and distribution capabilities. We intend to fund these expenditures using cash flow from operations. Of this amount, we intend to spend it as follows:

Operating Division	Amount (dollars in millions)
Dairy Group	$178.0
Morningstar Foods	50.0
Specialty Foods	12.0
Other	10.0
	$250.0

We expect that cash flow from operations will be sufficient to meet our requirements for our existing businesses for the foreseeable future.

In the future, we may pursue additional acquisitions that are compatible with our core business strategy. Any such acquisitions, as well as any stock repurchases, will be funded through cash flows from operations or borrowings under our credit facility. If necessary, we believe that we have the ability to secure additional financing for our future capital requirements.

Known Trends and Uncertainties

Acquisitions and Divestitures

We have recently announced that we intend to continue to make acquisitions in our core businesses and, over the next several years, to divest non-core businesses.

Raw Material Prices

The primary raw materials used in our operations are raw milk and butterfat. The prices we pay for these materials are regulated by the federal government, and in some cases by state and other regulatory agencies. Prices of raw milk and butterfat can be very volatile. In general, we change the prices that we charge our customers for our products on a monthly basis, as the costs of our raw materials fluctuate. However, there can be a lag between the time of a raw material cost increase and the effectiveness of a corresponding price increase to our customers, and in some cases we are contractually restrained with respect to the means and timing of implementing price increases. Also, at some point price increases do erode our volumes. These factors can cause volatility in our earnings. Our operating profit margin tends to fluctuate with the price of our raw materials.

Current Economic Climate

Many of our customers in the airline, food service and hospitality industries have suffered decreases in sales volumes since the events of September 11 and the resulting economic climate. While we have seen some improvements in these areas, our sales to some of these customers continue to be weaker than prior to September 11 and may take several months to recover. Some of our customers in the retail grocery industry have also suffered decreased sales volumes as a result of the current economic climate, and we have seen some of those customers file for bankruptcy protection in recent months. While we do not expect this trend to have a material adverse effect on our business, we do expect this trend to continue until our economy returns to more stable levels.

Interest Rates

We have hedged a portion of our variable interest rate exposure by entering into interest rate swap agreements that have the effect of "converting" the hedged debt from variable rate debt to fixed rate debt. Approximately 40% of our variable rate debt is currently hedged. The percentage of our total debt that is hedged will fluctuate as our debt level fluctuates. Moveover, we constantly monitor the prevailing interest rate environment, and may increase the percentage of our debt that is hedged if interest rates threaten to increase to substantially higher levels, or become more volatile.

Rationalization Activities

As part of our overall integration and cost reduction strategy, we recorded plant closing and other non-recurring costs during 2001, 2000 and 1999 in the amounts of $9.6 million, $3.4 million and $12.6 million, respectively. These charges included the following costs:

- Workforce reductions as a result of plant closings, plant rationalizations and consolidation of administrative functions. The plans included an overall reduction of 198 people in 2001, 205 people in 2000 and 315 people in 1999, who were primarily plant employees associated with the plant closings and rationalization. The costs were charged to our earnings in the period that the plan was established in detail and employee severance and benefits had been appropriately communicated;
- Shutdown costs, including those costs necessary to prepare the plant facilities for closure;
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes; and

- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities no longer used in operations. The impairments related primarily to owned building, land and equipment at the facilities that were sold and written down to their estimated fair value.

As part of our purchase price allocations, we accrued costs of $28.0 million in 2001 and $11.0 million in 2000 pursuant to plans to exit certain activities and operations of acquired businesses in order to rationalize production and reduce costs and inefficiencies. Several plants were closed in connection with our acquisition of Southern Foods in 2000. We have implemented certain plans to shut down plants and administrative offices in connection with our acquisition of Old Dean, which was completed on December 21, 2001. We will continue to finalize and implement our initial integration and rationalization plans related to the Old Dean acquisition and we expect to refine our estimate of costs associated with these plans.

The principal components of the plans will include the following:

- Workforce reductions, to be charged against acquisition liabilities for these costs;
- Shutdown costs, including those costs that are necessary to prepare facilities for closure; and
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes after shutdown.

We do not expect any of these costs to have a material adverse impact on our results of operations. For more information on our restructuring and exit plans see Note 16 to our Consolidated Financial Statements.

Tax Rate

Our 2001 tax rate was approximately 36.3%. However, we believe that our effective tax rate will increase to a range of approximately 37.0% to 38.0% over the next several years, as Old Dean's tax rate was higher than our tax rate prior to the Old Dean acquisition. In addition, the 2001 tax rate was favorably impacted by the settlement of a contested state tax issue.

Utility Costs

In 1999, we entered into a contract with Enron Energy Services pursuant to which we contracted to purchase electricity for certain of our plants at a discounted rate for a ten-year period. Enron filed for bankruptcy protection on December 1, 2001, and subsequently elected to reject our contract in its bankruptcy. We do not expect to be able to replace the economic benefits of our contract with Enron. Therefore, we expect our utility costs to return to market levels in the future.

See "— Risk Factors" for a description of various other risks and uncertainties concerning our business.

Risk Factors

This report contains statements about our future that are not statements of historical fact. Most of these statements are found on pages 1 through 18 of this report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the following subheadings: "Liquidity and Capital Resources," "Known Trends and Uncertainties" and "Quantitative and Qualitative Disclosures About Market Risk." In some cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expects," "seek to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions, and in evaluating those statements, you should carefully consider the risks outlined below. Actual performance or results may differ materially and adversely.

We May Have Difficulties Managing Our Growth

We have expanded our operations rapidly in recent years, particularly with the acquisition of Chicago-based Dean Foods Company ("Old Dean") in December 2001. This rapid growth places a significant demand on our management and our financial and operational resources, which subjects us to various risks, including among others:

- inability to successfully integrate or operate acquired businesses,
- inability to retain key customers of acquired or existing businesses, and
- inability to realize or delays in realizing expected benefits from our increased size.

The integration of businesses we have acquired or may acquire in the future may also require us to invest more capital than we expected or require more time and effort by management than we expected. If we fail to effectively manage the integration of the businesses we have acquired, particularly Old Dean, our operations and financial results will be affected, both materially and adversely.

Our Failure to Successfully Compete Could Adversely Affect our Prospects and Financial Results

Our business is subject to significant competition based on a number of factors. If we fail to successfully compete against our competitors, our business will be adversely affected.

The consolidation trend is continuing in the retail grocery and foodservice industries. As our customer base continues to consolidate, we expect competition among us and our competitors to intensify as we compete for the business of fewer customers. As the consolidation continues, there can be no assurance that we will be able to keep our existing customers, or to gain new customers. Winning new customers is particularly important to our future growth, as demand tends to be relatively flat in our industry. Moreover, as our customers become larger, they will have greater purchasing leverage, and could force prices and margins, particularly for our Dairy Group, lower than current levels.

We could also be adversely affected by any expansion of capacity by our existing competitors or by new entrants in our markets.

Our Innovation Efforts May Not Succeed

We have invested, and intend to continue to invest, significant resources in product innovation in an effort to increase our sales and profit margins as well as the overall consumption of dairy products. We believe that sales and profit growth through innovation is a significant source of growth for our business. The success of our innovation initiatives will depend on customer and consumer acceptance of our products, of which there can be no assurance. If our innovation efforts do not succeed, or if we do not have adequate resources to invest in innovation, we may not be able to continue to significantly increase sales or profit margins.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Raw Material and Other Input Costs Can Adversely Affect Us

The most important raw materials that we use in our operations are raw milk, butterfat and high density polyethylene resin. The prices of these materials increase and decrease depending on supply and demand and, in some cases, governmental regulation. Prices of raw milk, butterfat and certain other raw materials used in our Morningstar Foods and Specialty Foods segments can fluctuate widely over short periods of time. In many cases we are able to adjust our pricing to reflect changes in raw material costs. Volatility in the cost of our raw materials can adversely affect our performance, however, as price changes often lag changes in costs. These lags tend to erode our profit margins. Extremely high raw material costs can also put downward pressure on our margins and our volumes. We were adversely affected in 2001 by raw material costs. Although raw material costs have returned to normal levels in 2002 to date, we cannot predict future changes in raw material costs.

Because we deliver a majority of our products directly to our customers through our "direct store delivery" system, we are a large consumer of gasoline. Increases in fuel prices can adversely affect our results of operations. Also, since we lost our energy supply agreement with Enron, we will pay market prices for electricity in the foreseeable future. As we are a significant consumer of electricity, any significant increase in energy prices could adversely affect our financial performance.

We Have Substantial Debt and Other Financial Obligations and We May Incur Even More Debt

We have substantial debt and other financial obligations and significant unused borrowing capacity. See "— Liquidity and Capital Resources."

We have pledged substantially all of our assets (including the assets of our subsidiaries) to secure our indebtedness. Our high debt level and related debt service obligations:

- require us to dedicate significant cash flow to the payment of principal and interest on our debt which reduces the funds we have available for other purposes,
- may limit our flexibility in planning for or reacting to changes in our business and market conditions,
- impose on us additional financial and operational restrictions, and
- expose us to interest rate risk since a portion of our debt obligations are at variable rates.

Our ability to make scheduled payments on our debt and other financial obligations depends on our financial and operating performance. Our financial and operating performance is subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. A significant increase in interest rates could adversely impact our financial results. If we do not comply with the financial and other restrictive covenants under our credit facilities (see Note 10 to our Consolidated Financial Statements), we may default under them. Upon default, our lenders could accelerate the indebtedness under the facilities, foreclose against their collateral or seek other remedies.

Loss of Rights to any of our Licensed Brands Could Adversely Affect Us

We sell certain of our products under licensed brand names such as *Hershey's®*, *Borden®*, *Pet®*, *Folgers® Jakada™*, *Land-O-Lakes®* and others. In some cases, we have invested, and intend to continue to invest, significant capital in product development and marketing and advertising related to these licensed brands. Should our rights to manufacture and sell products under any of these names be terminated for any reason, our financial performance and results of operations could be materially and adversely affected.

Negative Publicity and/or Shortages of Milk Supply Related to Mad Cow Disease and/or Foot and Mouth Disease Could Adversely Affect Us

Recent incidences of bovine spongiform encephalopathy ("BSE" or "mad cow disease") in some European countries have raised public concern about the safety of eating beef and using or ingesting certain other animal-derived products. The World Health Organization, the U.S. Food and Drug Administration and the United States Department of Agriculture have all affirmed that BSE is not transmitted to milk. However, we are still subject to risk as a result of public misperception that milk products may be affected by mad cow disease. To date, we have not seen any measurable impact on our milk sales in Spain or the United States resulting from concerns about mad cow disease. However, should public concerns about the safety of milk or milk products escalate as a result of further occurrences of mad cow disease, we could suffer a loss of sales, which could have a material and adverse affect our financial results.

Foot and Mouth Disease ("FMD") is a highly contagious disease of cattle, swine, sheep, goats, deer and other cloven-hooved animals. FMD causes severe losses in the production of meat and milk; however, FMD does not pose a health risk to humans. While there have been several recent occurrences of FMD in Europe, the United States has been free of FMD since 1929. To date, we have not seen a measurable impact on our supply of raw milk in Spain as a result of FMD. However, should FMD become widespread in Spain, a milk supply shortage could develop, which would affect our ability to obtain raw milk for our Spanish operations and the price that we are required to pay for raw milk in Spain. If we are unable to obtain a sufficient amount of raw milk to satisfy our Spanish customers' needs, and/or if we are forced to pay a significantly higher price for raw milk in Spain, our financial results in Spain could be materially and adversely affected. Likewise, if there is an outbreak of FMD in the United States, a shortage of raw milk could develop in the United States, which would affect our ability to obtain raw milk and the price that we are required to pay for raw milk in the United States. If we are unable to obtain a sufficient amount of raw milk to satisfy our U.S. customers' needs and/or if we are forced to pay a significantly higher price for raw milk in the United States, our consolidated financial results could be materially and adversely affected.

We Could Be Required to Pay Substantial Liquidated Damages to Dairy Farmers of America, if We Fail to Offer Them the Right to Supply Raw Milk to Certain of Old Dean's Plants

In connection with our purchase of the minority interest in our Dairy Group, we entered into an agreement with Dairy Farmers of America ("DFA"), the nation's largest dairy farmers' cooperative and our primary supplier of raw milk, pursuant to which we have agreed to pay to DFA liquidated damages in an amount of up to $47.0 million if we fail to offer them the right, within a specified period of time after completion of the Old Dean acquisition, to supply raw milk to certain of Old Dean's plants. The amount of damages to be paid, if any, would be determined on a plant-by-plant basis for each Old Dean plant's milk supply that is not offered to DFA, based generally on the amount of raw milk used by the plant. We would be required to pay the liquidated damages even if we were prohibited from offering the business to DFA by an injunction, restraining order or contractual obligation. See Note 19 to our Consolidated Financial Statements for further information regarding this agreement. Old Dean currently has milk supply agreements with several raw milk suppliers other than DFA. If any such supplier believes that it has rights to continue to supply Old Dean's plants beyond the deadline dates contained in our agreement with DFA, and is successful in legally establishing any such rights, we may be prohibited from offering DFA the right to supply certain of the Old Dean plants and, therefore, be required to pay all or a portion of the liquidated damages to DFA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We Could Be Required to Satisfy our Payment Obligations Under our Guaranty of Consolidated Container Company's Debt

In February 2002, we executed a limited guarantee of certain indebtedness of Consolidated Container Company ("CCC"), in which we own a 43.1% interest. See Note 19 to our Consolidated Financial Statements for information concerning the terms of the guaranty. CCC has experienced various operational difficulties over the past 6 to 9 months, which has adversely affected its financial performance. CCC's ability to repay the guaranteed indebtedness will depend on a variety of factors, including its ability to successfully implement its business plan, of which there can be no assurance.

We May Be Subject to Product Liability Claims

We sell food products for human consumption, which involves risks such as:

- product contamination or spoilage,
- product tampering, and
- other adulteration of food products.

Consumption of an adulterated, contaminated or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverages.

Although we maintain quality control programs designed to address food quality and safety issues, an actual or alleged problem with the quality, safety or integrity of our products at any of our facilities could result in:

- product withdrawals,
- product recalls,
- negative publicity,
- temporary plant closings, and
- substantial costs of compliance or remediation.

Any of these events could have a material and adverse effect on our financial condition, results of operations or cash flows.

Poor Weather Can Adversely Affect Our Specialty Foods Segment

Our Specialty Foods segment purchases cucumbers under seasonal grower contracts with a variety of growers located near our plants. Bad weather in one of the growing areas can damage or destroy the crop in that area. If we are not able to buy cucumbers from one of our local growers due to bad weather, we are forced to purchase cucumbers from non-local sources at substantially higher prices, which can have an adverse affect on Specialty Foods' results of operations.

Loss of or Inability to Attract Key Personnel Could Adversely Affect Our Business

Our success depends to a large extent on the skills, experience and performance of our key personnel. The loss of one or more of these persons could hurt our business. We do not maintain key man life insurance on any of our executive officers, directors or other employees. If we are unable to attract and retain key personnel, our business will be adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law Could Deter Takeover Attempts

Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any such transaction as being in their best interests since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

- authorize our board of directors to issue preferred stock in series with the terms of each series to be fixed by our board of directors,
- divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year,
- permit directors to be removed only for cause, and
- specify advance notice requirements for stockholder proposals and director nominations.

In addition, with certain exceptions, the Delaware General Corporation Law restricts mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

We also have a stockholder rights plan. Under this plan, after the occurrence of specified events, our stockholders will be able to buy stock from us or our successor at reduced prices. These rights do not extend, however, to persons participating in takeover attempts without the consent of our board of directors. Accordingly, this plan could delay, defer, make more difficult or prevent a change of control.

We Are Subject to Environmental Regulations

We, like others in similar businesses, are subject to a variety of federal, foreign, state and local environmental laws and regulations including, but not limited to, those regulating waste water and storm water, air emissions, storage tanks and hazardous materials. We believe that we are in material compliance with these laws and regulations. Future developments, including increasingly stringent regulations, could require us to make currently unforeseen environmental expenditures.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Fluctuations

In order to reduce the volatility of earnings that arises from changes in interest rates, we manage interest rate risk through the use of interest rate swap agreements.

These swaps have been designated as hedges against variable interest rate exposure on loans under our senior credit facility. The following table summarizes our various interest rate swap agreements:

Fixed Interest Rates	Expiration Date	Notional Amounts 2001 (in millions)
4.90% to 4.93%	December 2002	$275.0
6.07% to 6.24%	December 2002	325.0
6.23%	June 2003	50.0
6.69%	December 2004	100.0
6.69% to 6.74%	December 2005	100.0
6.78%	December 2006	75.0

These swap agreements provide hedges for loans under our credit facility by limiting or fixing the LIBOR interest rates specified in the credit facility at the interest rates noted above until the indicated expiration dates of these interest rate derivative agreements.

These derivative agreements were previously designated as hedges for borrowings under our terminated Suiza Dairy Group credit facility, but were redesignated upon completion of the Old Dean acquisition.

We have also entered into interest rate swap agreements that provide hedges for loans under Leche Celta's term loan. See Note 10 to our Consolidated Financial Statements. The following table summarizes these agreements:

Fixed Interest Rates	Expiration Date	Notional Amounts
5.54%	November 2003	1,500,000,000 pesetas (approximately $8.0 million as of December 31, 2001)
5.6%	November 2004	2,000,000,000 pesetas (approximately $10.7 million as of December 31, 2001)

We are exposed to market risk under these arrangements due to the possibility of interest rates on our credit facilities falling below the rates on our interest rate derivative agreements. We incurred $6.9 million of additional interest expense, net of taxes and minority interest, during 2001 as a result of interest rates on our variable rate debt falling below the agreed-upon interest rate on our existing swap agreements. Credit risk under these arrangements is remote since the counterparties to our interest rate derivative agreements are major financial institutions.

A majority of our debt obligations are currently at variable rates. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates. As of December 31, 2001, the analysis indicated that such interest rate movement would not have a material effect on our financial position, results of operations or cash flows. However, actual gains and losses in the future may differ materially from that analysis based on changes in the timing and amount of interest rate movement and our actual exposure and hedges.

Foreign Currency

We are exposed to foreign currency risk due to operating cash flows and various financial instruments that are denominated in foreign currencies. Our most significant foreign currency exposures relate to the British pound and the euro. At this time, we believe that potential losses due to foreign currency fluctuations would not have a material impact on our consolidated financial position, results of operations or operating cash flow.

Independent Auditor's Report

To the Board of Directors
Dean Foods Company
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Dean Foods Company and subsidiaries (the "Company") (formerly known as Suiza Foods Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dean Foods Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Dallas, Texas
March 4, 2002

Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 78,260	$ 31,110
Receivables, net of allowance for doubtful accounts of $38,784 and $24,171	775,824	519,318
Inventories	440,247	186,713
Refundable income taxes	3,375	3,925
Deferred income taxes	127,579	54,634
Prepaid expenses and other current assets	56,899	22,231
Total current assets	1,482,184	817,931
Property, plant and equipment	1,668,592	1,003,769
Intangible and other assets	3,581,121	1,958,778
Total	$6,731,897	$3,780,478
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$1,044,409	$ 567,342
Income taxes payable	33,582	4,342
Current portion of long-term debt	96,972	128,224
Total current liabilities	1,174,963	699,908
Long-term debt	2,971,525	1,225,045
Other long-term liabilities	243,695	34,202
Deferred income taxes	281,229	123,614
Mandatorily redeemable convertible trust issued preferred securities (redemption value of $599,920 and $599,945 plus accrued dividends)	584,605	584,032
Minority interest in subsidiaries		514,845
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Preferred stock, none issued		
Common stock, 43,936,490 and 27,285,649 shares issued and outstanding, with a par value of $0.01 per share	439	273
Additional paid-in capital	962,145	166,361
Retained earnings	543,139	433,309
Accumulated other comprehensive loss	(29,843)	(1,111)
Total stockholders' equity	1,475,880	598,832
Total	$6,731,897	$3,780,478

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands, except share data)	Year Ended December 31, 2001	2000	1999
Net sales	$6,230,116	$5,756,303	$4,481,999
Cost of sales	4,750,100	4,330,067	3,487,075
Gross profit	1,480,016	1,426,236	994,924
Operating costs and expenses:			
Selling and distribution	855,192	812,274	518,962
General and administrative	184,790	182,570	148,009
Amortization of intangibles	53,349	52,441	38,513
Plant closing costs	9,550	3,388	12,566
Other operating (income) expense	(17,306)	7,500	
Total operating costs and expenses	1,085,575	1,058,173	718,050
Operating income	394,441	368,063	276,874
Other (income) expense:			
Interest expense, net	101,787	112,586	49,233
Financing charges on trust issued preferred securities	33,581	33,595	38,584
Equity in (earnings) loss of unconsolidated affiliates	23,620	(11,453)	(2,630)
Other (income) expense, net	4,690	(630)	(1,416)
Total other expense	163,678	134,098	83,771
Income before income taxes	230,763	233,965	193,103
Income taxes	83,739	90,303	75,463
Minority interest in earnings	31,431	29,911	8,813
Income before extraordinary gain (loss) and cumulative effect of accounting change	115,593	113,751	108,827
Extraordinary gain (loss)	(4,317)	4,968	904
Cumulative effect of accounting change	(1,446)		
Net income	$ 109,830	$ 118,719	$ 109,731
Basic earnings per common share:			
Income before extraordinary gain (loss) and cumulative effect of accounting change	$ 4.10	$ 4.03	$3.31
Extraordinary gain (loss)	(0.15)	.18	03
Cumulative effect of accounting change	(0.05)		
Net income	$ 3.90	$ 4.21	$ 3.34
Diluted earnings per common share:			
Income before extraordinary gain (loss) and cumulative effect of accounting change	$ 3.71	$ 3.68	$ 3.11
Extraordinary gain (loss)	(0.11)	.14	.02
Cumulative effect of accounting change	(0.04)		
Net income	$ 3.56	$ 3.82	$ 3.13
Average common shares — Basic	28,151,398	28,195,043	32,861,218
Average common shares — Diluted	36,892,074	36,671,264	42,858,492

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity	Comprehensive Income
Balance, January 1, 1999	33,598,074	$336	$ 446,230	$ 204,859	$ 4,346	$ 655,771	
Issuance of common stock	1,106,207	11	27,382			27,393	
Purchase and retirement of treasury stock	(5,416,723)	(54)	(198,085)			(198,139)	
Net income				109,731		109,731	$109,731
Other comprehensive income (Note 13):							
Cumulative translation adjustment					(10,784)	(10,784)	(10,784)
Comprehensive income							$ 98,947
Balance, December 31, 1999	29,287,558	293	275,527	314,590	(6,438)	583,972	
Issuance of common stock	1,279,956	13	39,327			39,340	
Purchase and retirement of treasury stock	(3,281,865)	(33)	(148,493)			(148,526)	
Net income				118,719		118,719	$118,719
Other comprehensive income (Note 13):							
Cumulative translation adjustment					5,327	5,327	5,327
Comprehensive income							$124,046
Balance, December 31, 2000	27,285,649	273	166,361	433,309	(1,111)	598,832	
Issuance of common stock	1,314,647	13	62,629			62,642	
Purchase and retirement of treasury stock	(123,334)	(2)	(6,056)			(6,058)	
Net income				109,830		109,830	$109,830
Acquisition of Dean Foods Company	15,459,528	155	739,211			739,366	
Other comprehensive income (Note 13):							
Cumulative effect of accounting change					(6,403)	(6,403)	(6,403)
Change in fair value of derivative instruments					(9,438)	(9,438)	(9,438)
Reclassification of minority interest portion of derivative fair values					(10,033)	(10,033)	(10,033)
Cumulative translation adjustment					(2,232)	(2,232)	(2,232)
Minimum pension liability adjustment					(626)	(626)	(626)
Comprehensive income							$ 81,098
Balance, December 31, 2001	43,936,490	$439	$ 962,145	$ 543,139	$(29,843)	$1,475,880	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 109,830	$ 118,719	$ 109,731
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	154,887	144,983	116,645
(Gain) loss on disposition of assets	(46,366)	768	5,352
Minority interest	51,402	52,187	14,614
Equity in (earnings) loss of unconsolidated affiliates	23,620	(11,453)	(2,630)
Extraordinary (gain) loss	4,317	(4,968)	(904)
Cumulative effect of accounting change	1,446		
Write-down of impaired assets	6,812	394	6,790
Deferred income taxes	41,173	50,916	22,199
Other	2,402	1,265	3,863
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	(3,677)	(43,104)	41,878
Inventories	(2,611)	(18,977)	22,709
Prepaid expenses and other assets	(16,370)	2,321	(20,492)
Accounts payable and accrued expenses	(24,456)	5,950	(58,954)
Income taxes	7,798	(1,323)	22,704
Net cash provided by operating activities	310,207	297,678	283,505
Cash flows from investing activities:			
Net additions to property, plant, and equipment	(137,244)	(136,876)	(187,642)
Cash outflows for acquisitions and investments	(1,146,077)	(335,956)	(235,837)
Net proceeds from divestitures		89,037	383,112
Other	2,821	3,542	2,383
Net cash used in investing activities	(1,280,500)	(380,253)	(37,984)
Cash flows from financing activities:			
Proceeds from issuance of debt	2,203,725	1,284,492	538,995
Repayment of debt	(1,173,335)	(947,443)	(631,065)
Payments of deferred financing, debt restructuring and merger costs	(47,125)	(12,014)	
Proceeds from issuance of minority interest			8,983
Distributions to minority interest holders	(10,363)	(16,438)	(10,122)
Issuance of common stock, net of expenses	50,599	28,514	16,060
Redemption of common and preferred stock	(6,058)	(148,526)	(198,139)
Redemption of trust issued preferred securities		(100,055)	
Net cash provided by (used in) financing activities	1,017,443	88,530	(275,288)
Increase (decrease) in cash and cash equivalents	47,150	5,955	(29,767)
Cash and cash equivalents, beginning of period	31,110	25,155	54,922
Cash and cash equivalents, end of period	$ 78,260	$ 31,110	$ 25,155

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. Summary of Significant Accounting Policies

Basis of Presentation — Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. We also own equity interests of less than 50% in certain companies that we do not control but over which we have significant influence. Those interests are accounted for in our consolidated financial statements using the equity method of accounting. Under the equity method of accounting, our investments in these affiliates are presented as a single amount in our consolidated balance sheets and our proportional share of their earnings are presented in our consolidated statements of income as a single line item under "other income." See Note 4 for a description of our investments in unconsolidated affiliates. Other investments over which we do not exercise significant influence are accounted for under the cost method of accounting.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.

Cash Equivalents — We consider temporary cash investments with a remaining maturity of three months or less to be cash equivalents.

Inventories — Inventories are stated at the lower of cost or market. Dairy and certain specialty products are valued on the first-in, first-out ("FIFO") method while the majority of pickles and powdered products inventories are valued using the last-in, first-out ("LIFO") method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.

Property, Plant and Equipment — Property, plant and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Also included in property, plant and equipment are certain direct costs related to the implementation of computer software for internal use. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful Life
Buildings and improvements	Seven to 40 years
Machinery and equipment	Three to 20 years

Capitalized leases are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Notes to Consolidated Financial Statements

Intangible and Other Assets — Intangible and other assets include the following intangibles, which are amortized over their related estimated useful lives:

Asset	Useful Life
Goodwill	Straight-line method over 25 to 40 years
Identifiable intangible assets:	
Customer lists	Straight-line method over seven to ten years
Customer supply contracts	Straight-line method over the terms of the agreements (primarily 15 years)
Trademarks/trade names	Straight-line method over ten to 40 years
Noncompetition agreements	Straight-line method over the terms of the agreements
Patents	Straight-line method over fifteen years
Deferred financing costs	Interest method over the terms of the related debt

Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, we no longer amortize goodwill. As part of the adoption, we are currently reassessing the useful lives and residual values of all intangible assets. Any recognized intangible asset determined to have an indefinite useful life will no longer be amortized.

We periodically assess the net realizable value of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. To determine whether an impairment exists, we compare the expected future net operating cash flows, undiscounted and without interest charges, to the carrying amount of the underlying assets. We would consider a potential impairment if the recorded value of these assets exceeded the associated future net operating cash flows. Any potential impairment loss would be measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value of assets would be measured by market value, if an active market exists, or by a forecast of expected future net operating cash flows, discounted at a rate commensurate with the risk involved.

Foreign Currency Translation — The financial statements of our foreign subsidiaries are translated to U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates prevailing during the year. Changes in exchange rates, which affect cash flows and the related receivables or payables are recognized as transaction gains and losses in the determination of net income. The cumulative translation adjustment in stockholders' equity reflects the unrealized adjustments resulting from translating the financial statements of our foreign subsidiaries.

Minority Interest in Subsidiaries — Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheet reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of the earnings or losses of these subsidiaries less any cash distributions made.

Notes to Consolidated Financial Statements

Employee Stock Options and Restricted Stock — We measure compensation expense for our stock-based employee compensation plans using the intrinsic value method and provide the required pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

Revenue Recognition and Accounts Receivable — Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. Revenue is reduced by sales incentives that are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience.

Income Taxes — All of our wholly-owned U.S. operating subsidiaries are included in our consolidated tax return. In addition, our proportional share of the operations of our majority-owned subsidiaries and certain of our equity method affiliates, which are organized as limited liability companies or limited partnerships are also included in our consolidated tax return. Our Puerto Rico and foreign subsidiaries are required to file separate income tax returns in their local jurisdictions. Certain distributions from these subsidiaries are subject to U.S. income taxes; however, available tax credits of these subsidiaries may reduce or eliminate these U.S. income tax liabilities.

Deferred income taxes are provided for temporary differences between amounts recorded in the consolidated financial statements and tax bases of assets and liabilities using currently enacted current tax rates. Deferred tax assets, including the benefit of net operating loss carry-forwards, are evaluated based on the guidelines for realization and may be reduced by a valuation allowance if deemed necessary.

Advertising Expense — Advertising expense is comprised of media, agency and production expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $42.4 million in 2001, $63.1 million in 2000 and $43.5 million in 1999. Additionally, prepaid advertising costs were $2.1 million at December 31, 2001. There were no prepaid advertising costs at December 31, 2000.

Comprehensive Income — We consider all changes in equity from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners, to be comprehensive income.

Adoption of New Accounting Pronouncements — SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, became effective for us as of January 1, 2001. We hedge a portion of our exposure to variable interest rates using interest rate swaps. These swaps, designated as cash flow hedging instruments, are used to hedge a portion of our debt, with the objective of minimizing our interest rate risk and stabilizing cash flows. These swaps are required to be recorded as an asset or liability on our consolidated balance sheet at fair value, with an offset to other comprehensive income to the extent the hedge is effective. Derivative gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness in our hedges is recorded as an adjustment to interest expense.

Notes to Consolidated Financial Statements

Our adoption of this accounting standard as of January 1, 2001 resulted in:

- the recognition of a liability related to our cash flow hedges of $16.3 million,
- a charge, net of income taxes and minority interest, of $1.4 million to earnings as a cumulative effect of the adoption of this new standard, and
- a charge, net of income taxes and minority interest, of $6.4 million to other comprehensive income as a cumulative effect of the adoption of this new standard.

As of December 31, 2001, our derivative liability totaled $44.1 million on our consolidated balance sheet including approximately $27.8 million recorded as a component of accounts payable and accrued expenses and $16.3 million recorded as a component of other long-term liabilities. Hedge ineffectiveness, determined in accordance with SFAS No. 133 and included in our income statement, totaled approximately $93,000 for the year ended December 31, 2001. Approximately $6.9 million of losses (net of taxes and minority interest) were reclassified to interest expense from other comprehensive income during the year ended December 31, 2001. We estimate that approximately $16.5 million of net derivative losses (net of income taxes) included in other comprehensive income will be reclassified into earnings within the next twelve months. These losses will partially offset the lower interest payments recorded on our variable rate debt.

In September 2000, the Emerging Issues Task Force ("Task Force") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which became effective for us in the fourth quarter of 2000. This issue required the disclosure of our accounting policies for shipping and handling costs and their income statement classification. Our shipping and handling costs are included in both costs of sales and selling and distribution expense, depending on the nature of such costs. Shipping and handling costs reflected in costs of sales include the cost of shipping products to customers through third party carriers, inventory warehouse costs and product loading and handling costs. Shipping and handling costs reflected in selling and distribution expense consist primarily of route delivery costs for both company-owned delivery routes and independent distributor routes, to the extent that such independent distributors are paid a delivery fee. These shipping and handling costs that were recorded as a component of selling and distribution expense were approximately $662.2 million, $614.1 million and $370.4 million during 2001, 2000 and 1999, respectively.

Recently Issued Accounting Pronouncements — The Task Force also reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives," which becomes effective for us in the first quarter of 2002. This issue addresses the recognition, measurement and income statement classification of sales incentives that have the effect of reducing the price of a product or service to a customer at the point of sale. Our current accounting policy for recording sales incentives within the scope of this issue is to record estimated coupon expense based on historical coupon redemption experience which is consistent with the requirements of this issue. Therefore, our adoption of this issue will have no impact on our consolidated financial statements.

In April 2001, the Task Force reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." We will adopt this Issue in the first quarter of 2002, as required. Under this Issue, certain consideration paid to our customers (such as slotting fees) will be required to be classified as a reduction of revenue, rather than recorded as an expense. Adoption of this Issue will result in the reclassification of certain costs; however, there will be no change in reported net income.

Notes to Consolidated Financial Statements

In June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. Under the new standard, all business combinations entered into after June 30, 2001 have been accounted for by the purchase method. We have and will continue to apply the provisions of SFAS No. 141 to all business combinations completed after June 30, 2001. The acquisition of Old Dean (see Note 2) was accounted for in accordance with SFAS 141. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. We adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but instead requires a transitional goodwill impairment assessment and annual impairment tests thereafter. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in our income statement. Amortization of goodwill was $45.5 million for the year ended December 31, 2001. We are currently in the process of completing the transitional impairment assessment and calculating any impact on our financial statements. We must complete the first step of this test to determine if we have an impairment by June 30, 2002 and, if we have an impairment, we must complete the final step and record any impairment by December 31, 2002. SFAS No. 142 also requires that recognized intangible assets be amortized over their respective estimated useful lives. As part of the adoption, we are currently reassessing the useful lives and residual values of all intangible assets. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the standard.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will become effective for us in fiscal year 2003. We are currently evaluating the impact of adopting this pronouncement on our consolidated financial statements.

FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in August 2001 and it became effective for us beginning January 1, 2002. SFAS No. 144, which supercedes SFAS No. 121, provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. Our adoption of this standard will not have a material impact on our consolidated financial statements.

Reclassifications — Certain reclassifications have been made to conform the prior years' consolidated financial statements to the current year classifications.

2. Acquisitions

Acquisition of Dean Foods Company — On December 21, 2001, we completed our acquisition of Dean Foods Company ("Old Dean"). As a result of this transaction, Old Dean was merged with and into our wholly-owned subsidiary, Blackhawk Acquisition Corp. Blackhawk Acquisition Corp. survived the merger and immediately changed its name to Dean Holding Company. Immediately after completion of the merger, we changed our name to Dean Foods Company. As a result of the merger, each share of common stock of Old Dean was converted into 0.429 shares of our common stock and the right to receive $21.00 in cash. The aggregate purchase price recorded was $1.7 billion, including $756.8 million of cash paid to Old Dean stockholders, common stock valued at $739.4 million and estimated transaction costs of $55.7 million. The value of the 15,459,528 common shares issued was determined based on the average market price of our common stock during the period from April 2 through April 10, 2001 (the merger was announced on April 5, 2001). In addition, each of the 3.6 million options to purchase Old Dean's common stock

Notes to Consolidated Financial Statements

outstanding on December 21, 2001 was converted into an option to purchase 0.752 shares of our stock. As discussed below, the holders of these options had the right, during the ninety day period following the acquisition, to surrender their stock options to us, in lieu of exercise, in exchange for a cash payment.

Also on December 21, 2001, in connection with our acquisition of Old Dean, we purchased Dairy Farmers of America's ("DFA") 33.8% stake in our Dairy Group for consideration consisting of: (1) approximately $145.4 million in cash, (2) a contingent promissory note in the original principal amount of $40 million, and (3) the operations of eleven plants (including seven of our plants and four of Old Dean's plants) located in nine states where we and Old Dean had overlapping operations. As additional consideration, we amended a milk supply agreement with DFA to provide that if we do not, within a specified period following the completion of our acquisition of Old Dean, offer DFA the right to supply raw milk to certain of the Old Dean dairy plants, we could be required to pay liquidated damages of up to $47.0 million. See Note 19 for further discussion of these contingent obligations. As a result of this transaction, we now own 100% of our Dairy Group.

In connection with the merger, we entered into a new credit facility and expanded our receivables-backed loan facility. We used the proceeds from the credit facility and receivables-backed loan facility to fund the cash portion of the merger consideration and the acquisition of DFA's minority interest, to refinance certain indebtedness and to pay certain transaction costs. See Note 10.

Old Dean's operations and the acquisition of DFA's minority interest are reflected in our consolidated financial statements after December 21, 2001.

The following table summarizes the currently estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of Old Dean, and includes the effects of divesting four Old Dean plants. We have not completed a final allocation of the purchase price to the fair values of assets and liabilities of Old Dean and the related business integration plans. We expect that the ultimate purchase price allocation may include additional adjustments to the fair values of depreciable tangible assets, identifiable intangible assets (some of which will have indefinite lives) and the carrying values of certain liabilities. Accordingly, to the extent that such assessments indicate that the fair value of the assets and liabilities differ from their preliminary purchase price allocations, such difference would adjust the amounts allocated to those assets and liabilities and would change the amounts allocated to goodwill.

(In thousands)	At December 21, 2001
Current assets	$ 694,453
Property, plant, and equipment	725,258
Intangible assets	236,978
Goodwill	1,515,267
Other assets	79,945
Total assets acquired	3,251,901
Current liabilities	540,458
Other liabilities	285,209
Long-term debt	685,645
Total liabilities assumed	1,511,312
Net assets acquired	$1,740,589

Notes to Consolidated Financial Statements

Of the approximately $237.0 million of acquired intangible assets, approximately $206.5 million was preliminarily assigned to trademarks and trade names that are not subject to amortization and approximately $30.5 million was assigned to customer contracts that have a weighted-average useful life of approximately 17 years.

The approximately $1.5 billion of goodwill was assigned to Old Dean's Dairy Group, NRP and Specialty segments in the amounts of $1.01 billion, $215.0 million and $290.0 million, respectively. None of the goodwill is expected to be deductible for tax purposes.

The initial purchase price allocation of Old Dean includes a liability of approximately $82.3 million for payment obligations to Old Dean employees related to Old Dean stock options as a result of the change in control of Old Dean. Under Old Dean's stock option agreements, upon a change in control, employees had the right to surrender their stock options to us, in lieu of exercise, in exchange for a cash payment during the ninety day period following the change in control. The required cash payment will vary depending on the type of stock option and the grant date with certain stock options requiring a cash payment equal to the difference between the exercise price and the highest closing price of our stock during the sixty day period beginning thirty days before and ending thirty days after the completion of the change in control transaction, and certain of the stock option agreements require a tax gross-up payment upon surrender.

We have also accrued a change in control obligation of approximately $4.9 million for payments to 18 officers under Old Dean's long-term incentive plan and for transition bonuses to 5 officers of Old Dean, both of which became earned and payable upon consummation of the merger; and severance obligations of approximately $17.5 million related to the termination of certain employees and officers of Old Dean as a result of the decision to eliminate certain Old Dean administrative functions.

Acquisition of Minority Interest in Spanish Operations — In August of 2001, we purchased the 25% minority interest in Leche Celta, our Spanish dairy processor, for approximately $12.6 million. We funded this purchase with cash flow from operations.

General — In total, we completed the acquisitions of 15 dairy businesses during 2001, 2000 and 1999, which included the following acquisitions that were significant at the time of completion:

Date	Company	Purchase Price (In thousands)
December 2001	Dean Foods Company	$1,740,589
January 2000	Southern Foods Group	435,606

These acquisitions and the smaller dairy businesses acquired were funded primarily with borrowings under our credit facilities, along with the issuance in 2001 and 1999 of 15,459,528 and 77,233 shares of our common stock, respectively, with fair market values of $739.4 million and $3.2 million, respectively.

All acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, only the results of operations of the acquired companies subsequent to their respective acquisition dates are included in our consolidated financial statements. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles, and liabilities assumed based on their fair market values. The

Notes to Consolidated Financial Statements

excess of the total purchase prices over the fair values of the net assets acquired represented goodwill. In connection with the acquisitions (including the Old Dean acquisition), assets were acquired and liabilities were assumed subject to final purchase price adjustments and allocations as follows:

	Year Ended December 31,		
(In thousands)	2001	2000	1999
Purchase prices:			
Cash paid, net of cash acquired	$ 1,146,077	$ 331,543	$230,611
Cash acquired in acquisitions	15,060	6,327	9,976
Common stock issued	739,366		3,193
Subsidiary preferred and common securities issued and minority partnership interests		340,336	18,500
Operations of 11 plants	287,989		
Subordinated contingent promissory note issued	40,000		
Total purchase prices	2,228,492	678,206	262,280
Fair values of net assets acquired:			
Assets acquired	2,283,882	473,648	94,514
Liabilities assumed	(1,511,46)	(187,907)	(21,273)
Total fair value of net assets acquired	772,446	285,741	73,241
Goodwill	$ 1,456,046	$ 392,465	$189,039

The unaudited results of operations on a pro forma basis for the year ended December 31, 2001 and 2000, as if the acquisition of Old Dean, and the purchase of DFA's minority interest (including the divestiture of the 11 plants transferred in partial consideration of that interest) had occurred as of the beginning of 2000 are as follows:

	Year Ended December 31,	
(In thousands, except per share data)	2001	2000
Net sales	$10,058,288	$9,239,049
Income from continuing operations before taxes	289,058	296,079
Net income from continuing operations	178,411	182,702
Earnings per share from continuing operations:		
Basic	$ 4.13	$ 4.19
Diluted	$ 3.85	$ 3.91

3. Extraordinary Gains and Losses and Discontinued Operations

On December 21, 2001, simultaneously with our acquisition of Old Dean, we replaced our former credit facilities with a new credit facility. As a result, we recognized a $4.3 million extraordinary loss, net of an income tax benefit of $3.0 million, for the write-off of deferred financing costs related to the early retirement of our former credit facilities.

During the first quarter of 2000, we recognized a $5.0 million extraordinary gain, net of income tax expense of $2.8 million, which included the following items related to the early extinguishment of our previous senior credit facility:

- A $6.5 million gain, net of income tax expense of $3.6 million, for interest rate derivatives which became unhedged and were marked to fair market value, and
- A $1.5 million loss, net of an income tax benefit of $0.8 million, for the write-off of deferred financing costs.

In the fourth quarter of 1999 we recorded a gain of $0.9 million, net of income taxes of $0.5 million, when contingencies related to the sale of our packaged ice operations in 1998 were resolved favorably.

Notes to Consolidated Financial Statements

4. Investments in Unconsolidated Affiliates

Investment in Consolidated Container Company — We own a 43.1% interest in Consolidated Container Company ("CCC"), one of the nation's largest manufacturers of rigid plastic containers and our largest supplier of plastic bottles and bottle components. We have owned that interest since July 1999 when we sold our U.S. plastic packaging operations to CCC. Vestar Capital Partners controls CCC through a 50.9% ownership interest. The remaining 6% of CCC is owned indirectly by Alan Bernon, a member of our Board of Directors, and his brother Peter Bernon. Pursuant to our agreements with Vestar, we control 2 of the 7 seats on CCC's Management Committee.

For all periods prior to July 2, 1999, our former U.S. plastic packaging operations are included in our consolidated financial statements. Included in consolidated sales for the first six months of 1999 were sales of $245.0 million related to those operations.

Beginning July 2, 1999, the assets and liabilities and results of operations of our formerly consolidated U.S. plastic packaging operations are eliminated from our consolidated financial statements. Since July 2, 1999, our investment in CCC has been accounted for under the equity method of accounting. During 2001, due to a variety of operational difficulties, CCC consistently reported operating results that were significantly weaker than expected, which resulted in significant losses in the third and fourth quarters. CCC has implemented several changes in an effort to return to stable profitability. However, in November 2001 CCC announced that it did not expect to see the benefits of these changes for at least several quarters. As a result, CCC became unable to comply with the financial covenants contained in its credit facility. Accordingly, we concluded that our investment was impaired and wrote off our remaining investment during the fourth quarter of 2001. Our investment in CCC was recorded at $0 and $23.7 million at December 31, 2001 and 2000, respectively. Equity in (earnings) loss of unconsolidated affiliates in our consolidated income statement includes the following amounts related to CCC:

	Year Ended December 31,		
(In thousands)	2001	2000	1999
Equity in (earnings) loss of CCC	$ 2,779	$ (7,929)	$(6,024)
Equity in CCC restructuring and other nonrecurring charges	1,724	(756)	4,948
Amortization of difference between investment balance and underlying equity interest in net assets	(1,904)	(2,567)	(1,363)
Write-off investment in CCC	21,126	—	—
Total equity in (earnings) loss of CCC	$23,725	$(11,252)	$(2,439)

In February 2002, CCC's lenders agreed to restructure CCC's credit agreement to modify the financial covenants, subject to the agreement of CCC's primary shareholders to guarantee certain of CCC's indebtedness. Because CCC is an important and valued supplier of ours, and in order to protect our interest in CCC, we agreed to provide a limited guarantee of up to $10.0 million of CCC's revolving credit indebtedness. The guaranty will expire in January 2003. Please see Note 19 to our Consolidated Financial Statements for further information regarding our guarantee of CCC's indebtedness.

Investment in Horizon Organic — As of December 31, 2001 and 2000 we had a 13.2% and 13.6%, respectively, interest in Horizon Organic, America's largest organic food company. We account for this investment under the equity method of accounting. We believe that we have the ability to influence the operating policies of Horizon given the size of our investment and the fact that we control one seat on their Board. Horizon's common stock is traded on the Nasdaq under the symbol "HCOW." The quoted stock price ranged from $4.45 to $16.88 during 2001. The closing stock price on December 31, 2001 was $16.52 per share, resulting in a market value of our investment of $22.1 million.

Notes to Consolidated Financial Statements

Our investment in Horizon Organic at December 31, 2001 and 2000 was $16.5 million and $16.4 million, respectively, and our equity in earnings included in our consolidated statement of income for 2001 and 2000 was $0.1 million and $0.2 million, respectively.

Investment in White Wave — One of our subsidiaries, Dean Dip and Dressing, owns a 37.2% interest in White Wave, Inc., maker of Silk® soy milks, soy coffee creamers and soy cultured products, as well as certain tofu products. We account for this investment under the equity method of accounting. This investment was made by Dean Dip & Dressing prior to our acquisition of Old Dean.

Investment in Momentx — As of December 31, 2001 and 2000 we had a 15.6% and 12.4% interest in Momentx, Inc., respectively. Our investment in Momentx at December 31, 2001 and 2000 was $1.2 million and $4.2 million, respectively. Momentx is the owner and operator of *dairy.com*, an online vertical exchange dedicated to the dairy industry. We account for this investment under the cost method of accounting. During 2001, we recorded an impairment charge on this investment of $3.6 million in "Other (income) expense, net" to reflect the current value of our equity stake based on their latest financing.

5. Inventories

(In thousands)	December 31, 2001	2000
Raw materials and supplies	$161,673	$ 99,315
Finished goods	278,574	87,398
Total	$440,247	$186,713

6. Property, Plant and Equipment

(In thousands)	December 31, 2001	2000
Land	$ 146,831	$ 102,331
Buildings and improvements	520,914	327,477
Machinery and equipment	1,370,683	863,740
	2,038,428	1,293,548
Less accumulated depreciation	(369,836)	(289,779)
Total	$1,668,592	$1,003,769

For 2001 and 2000, we capitalized $3.4 million and $3.5 million in interest, respectively, related to borrowings during the actual construction period of major capital projects, which is included as part of the cost of the related asset.

7. Intangible and Other Assets

(In thousands)	December 31, 2001	2000
Goodwill	$3,108,326	$1,790,523
Identifiable intangibles	462,798	224,129
Deposits and other	96,190	36,444
Investments in unconsolidated affiliates	67,026	44,831
Deferred income taxes	19,704	41
	3,754,044	2,095,968
Less accumulated amortization	(172,923)	(137,190)
Total	$3,581,121	$1,958,778

Notes to Consolidated Financial Statements

8. Accounts Payable and Accrued Expenses

(In thousands)	December 31, 2001	2000
Accounts payable	$ 472,206	$370,355
Payroll and benefits	236,527	71,219
Other accrued liabilities	335,676	125,768
	$1,044,409	$567,342

9. Income Taxes

The following table presents the 2001, 2000 and 1999 provisions for income taxes:

(In thousands)	Year Ended December 31, 2001(1)	2000(2)	1999(3)
Current taxes payable:			
Federal	$39,840	$47,010	$31,480
State	6,516	8,668	10,041
Foreign and other	3,944	2,151	6,433
Deferred income taxes	33,439	32,474	27,509
Total	$83,739	$90,303	$75,463

(1) Excludes a $3.0 million income tax benefit related to an extraordinary loss and a $1.5 million income tax benefit related to a cumulative effect of accounting change.

(2) Excludes a $2.8 million income tax expense related to extraordinary gains.

(3) Excludes a $0.5 million income tax expense related to extraordinary gains.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the consolidated statements of income:

(In thousands)	Year Ended December 31, 2001	2000	1999
Tax expense at statutory rates	$80,767	$81,888	$67,586
State income taxes	3,699	9,315	7,795
Tax effect of tax-exempt earnings	(3,253)	(2,687)	(2,612)
Non-deductible goodwill	5,527	4,229	1,968
Other	(3,001)	(2,442)	726
Total	$83,739	$90,303	$75,463

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

(In thousands)	December 31, 2001	2000
Deferred income tax assets:		
Net operating loss carry-forwards	$ 10,709	$ 20,007
Asset valuation reserves	317	5,493
Non-deductible accruals	136,415	41,894
State and foreign tax credits	12,854	3,381
Derivative instruments	14,624	
Other	8,134	6,469
Valuation allowances	(1,537)	
	181,516	77,244
Deferred income tax liabilities:		
Depreciation and amortization	(300,093)	(118,886)
Tax credit basis differences	(7,854)	(6,251)
Basis differences in unconsolidated affiliates	(7,515)	(21,046)
	(315,462)	(146,183)
Net deferred income tax liability	$(133,946)	$ (68,939)

Notes to Consolidated Financial Statements

These net deferred income tax assets (liabilities) are classified in our consolidated balance sheets as follows:

(In thousands)	December 31, 2001	December 31, 2000
Current assets	$ 127,579	$ 54,634
Noncurrent assets	19,704	41
Noncurrent liabilities	(281,229)	(123,614)
Total	$(133,946)	$ (68,939)

At December 31, 2001, we had approximately $28.2 million of net operating losses and approximately $12.9 million of tax credits available for carry-over to future years. The losses are subject to certain limitations and will expire beginning in 2008.

A valuation allowance of $1.5 million has been established because we believe it is not "more likely than not" that all of the deferred tax assets relating to state net operating losses and credit carry-overs will be realized prior to the date they are scheduled to expire.

10. Long-term Debt

(In thousands)	December 31, 2001	December 31, 2000
Senior credit facility	$1,900,000	$ —
Subsidiary debt obligations:		
Senior notes	658,211	
Suiza Dairy Group credit facility (now terminated)		1,095,000
Receivables-backed loan	400,000	150,000
Foreign subsidiary term loan	35,172	39,519
Uncommitted line of credit		20,000
Other lines of credit	2,317	
Industrial development revenue bonds	28,001	8,845
Capital lease obligations and other	44,796	39,905
	3,068,497	1,353,269
Less current portion	(96,972)	(128,224)
Total	$2,971,525	$1,225,045

Terminated Credit Facilities — In connection with our acquisition of Old Dean effective December 21, 2001, we replaced our then existing parent-level and Suiza Dairy Group credit facilities with a new senior credit facility, as described under "Senior Credit Facility" below. The old parent-level credit facility provided us with a revolving line of credit of up to $300.0 million to be used for general corporate and working capital purposes. The Suiza Dairy Group credit facility provided us with an $805.0 million revolving line of credit, a $625.0 million term loan and a $180.0 million term loan. Both facilities would have expired in January 2005.

Senior Credit Facility — Simultaneously with the closing of our acquisition of Old Dean, we entered into a new $2.7 billion credit facility with a syndicate of lenders. The senior credit facility provides an $800.0 million revolving line of credit, a Tranche A $900.0 million term loan and a Tranche B $1.0 billion term loan. At closing, we borrowed $1.9 billion under this facility's term loans. Proceeds of these borrowings were used to repay debt under the terminated credit facilities, to pay the merger consideration to Old Dean's shareholders, to repay Old Dean's credit facility and certain other obligations, to purchase DFA's ownership stake in our Dairy Group, and to pay certain transaction costs. The $800.0 million revolver was not used. See "Credit Facility Terms" below for a description of the terms of the senior credit facility.

Credit Facility Terms — Amounts outstanding under the senior credit facility bear interest at a rate per annum equal to one of the following rates, at our option:

- a base rate equal to the higher of the Federal Funds rate plus 50 basis points or the prime rate, plus a margin that varies from 25 to 150 basis points for the revolving credit facility and Tranche A term loan and varies from 125 to 200 basis points for the Tranche B term loan, depending on our leverage ratio (which is the ratio of defined indebtedness to EBITDA), or
- the London Interbank Offering Rate ("LIBOR") computed as LIBOR divided by the product of one minus the Eurodollar Reserve Percentage, plus a margin that varies from 150 to 275 basis points for the revolving credit facility and Tranche A term loan and varies from 250 to 325 basis points for the Tranche B term loan, depending on our leverage ratio.

The interest rate in effect on the senior credit facility, including the applicable interest rate margin, was 4.67% at December 31, 2001. We have interest rate swap agreements in place, however, that hedge $925.0 million of this facility at an average rate of 5.95%, plus the applicable interest rate margin. Interest is payable quarterly or at the end of the applicable interest period. Scheduled principal payments on the Tranche A $900.0 million term loan are due in the following installments:

- $16.87 million quarterly from March 31, 2002 through December 31, 2002;
- $33.75 million quarterly from March 31, 2003 through December 31, 2004;
- $39.38 million quarterly from March 31, 2005 through December 31, 2005;
- $45.0 million quarterly from March 31, 2006 through December 31, 2006;
- $56.25 million quarterly from March 31, 2007 through June 30, 2007; and
- A final payment of $112.5 million on July 15, 2007.

Scheduled principal payments on the Tranche B $1.0 billion term loan are due in the following installments:

- $1.25 million quarterly from March 31, 2002 through December 31, 2002;
- $2.5 million quarterly from March 31, 2003 through December 31, 2007;
- A payment of $472.5 million on March 31, 2008; and
- A final payment of $472.5 million on July 15, 2008.

No principal payments are due on the $800.0 million line of credit until maturity on July 15, 2007.

The credit agreement also requires mandatory principal prepayments in certain circumstances including without limitation: (1) upon the occurrence of certain asset dispositions not in the ordinary course of business, (2) upon the occurrence of certain debt and equity issuances when our leverage ratio is greater than 3.0 to 1.0, and (3) after December 31, 2002, annually when our leverage ratio is greater than 3.0 to 1.0. As of December 31, 2001, our leverage ratio was 3.47.

In consideration for the revolving commitments, we pay a commitment fee on unused amounts of the senior credit facility that ranges from 37.5 to 50 basis points, based on our leverage ratio.

The senior credit facility contains various financial and other restrictive covenants and requirements that we maintain certain financial ratios, including a leverage ratio (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to EBITDA) and an interest coverage ratio (computed as the ratio of EBITDA to interest expense). In addition, this facility requires that we maintain a minimum level of net worth (as defined by the agreement).

Our leverage ratio must be less than or equal to:

Period	Ratio
12-21-01 through 12-31-02	4.25 to 1.00
01-01-03 through 12-31-03	4.00 to 1.00
01-01-04 through 12-31-04	3.75 to 1.00
01-01-05 and thereafter	3.25 to 1.00

Our interest coverage ratio must be greater than or equal to 3.00 to 1.00.

Our consolidated net worth must be greater than or equal to $1.2 billion, as increased each quarter by an amount equal to 50% of our consolidated net income for the quarter, plus 75% of the amount by which stockholders' equity is increased by certain equity issuances. As of December 31, 2001, the minimum net worth requirement was $1.2 billion.

The facility also contains limitations on liens, investments, the incurrence of additional indebtedness and acquisitions, and prohibits certain dispositions of property and restricts certain payments, including dividends. The credit facility is secured by liens on substantially all of our domestic assets (including the assets of our subsidiaries, but excluding the capital stock of Old Dean's subsidiaries, and the real property owned by Old Dean and its subsidiaries).

The agreement contains standard default triggers, including without limitation: failure to maintain compliance with the financial and other covenants contained in the agreement, default on certain of our other debt, a change in control and certain other material adverse changes in our business. The agreement does not contain any default triggers based on our debt rating.

We are currently in compliance with all covenants contained in the credit agreement.

Senior Notes — Old Dean had certain senior notes outstanding at the time of the acquisition which remain outstanding. The notes carry the following interest rates and maturities:

- $95.7 million ($100 million face value), at 6.75% interest, maturing in 2005;
- $250.6 million ($250 million face value), at 8.15% interest, maturing in 2007;
- $187.3 million ($200 million face value), at 6.625% interest, maturing in 2009; and
- $124.6 million ($150 million face value), at 6.9% interest, maturing in 2017.

These notes were issued by Old Dean. The related indentures do not contain financial covenants but they do contain certain restrictions including a prohibition against Old Dean and its subsidiaries granting liens on their respective real estate interests and a prohibition against Old Dean granting liens on the stock of its subsidiaries. The indentures also place certain restrictions on Old Dean's ability to divest assets not in the ordinary course of business.

Receivable-Backed Loan — On June 30, 2000 we entered into a $150.0 million receivables securitization facility pursuant to which certain of our subsidiaries sell their accounts receivable to a wholly-owned special purpose limited liability company intended to be bankruptcy-remote. The special purpose limited liability company then transfers the receivables to a third party asset-backed commercial paper conduit sponsored by a major financial institution. The sale of the subsidiary accounts receivable included the receivables existing on that date, as well as all receivables created by such subsidiaries thereafter. In February 2001, we increased the facility to $175.0 million and in June 2001, we further increased it to $250.0 million. In connection with our acquisition of Old Dean effective December 21, 2001, we increased the facility to $400.0 million.

Notes to Consolidated Financial Statements

The receivables-backed loan bears interest at a variable rate based on the commercial paper yield as defined in the agreement. The average interest rate on the receivables-backed loan at December 31, 2001 was 2.29%.

Foreign Subsidiary Term Loan — In connection with our acquisition of Leche Celta in February 2000, our Spanish subsidiary obtained a 7 billion peseta (as of December 31, 2001, approximately $37.5 million) non-recourse term loan from a Spanish lender, all of which was borrowed at closing and used to finance a portion of the purchase price. The loan, which is secured by the stock of Leche Celta, will expire on February 21, 2007, bears interest at a variable rate based on the ratio of Leche Celta's debt to EBITDA (as defined in the corresponding loan agreement), and requires semi-annual principal payments. The interest rate in effect on this loan at December 31, 2001 was 6.25%.

Uncommitted Line of Credit — On October 4, 2000, our Dairy Group entered into an agreement with First Union National Bank pursuant to which it could borrow up to $20.0 million from time to time on an uncommitted basis. This line of credit was terminated when our former credit facilities were repaid on December 21, 2001.

Other Lines of Credit — Leche Celta, our Spanish subsidiary, is our only subsidiary with currently outstanding lines of credit separate from the credit facilities described above. Leche Celta's principal line of credit, which is in the principal amount of 2.5 billion pesetas (as of December 31, 2001 approximately $13.4 million), was obtained on July 12, 2000, bears interest at a variable interest rate based on the ratio of Leche Celta's debt to EBITDA (as defined in the corresponding loan agreement), is secured by our stock in Leche Celta and will expire in June 2007. At December 31, 2001, $2.3 million was drawn on this line of credit at an average interest rate of 4.8%.

Industrial Development Revenue Bonds — Certain of our subsidiaries have revenue bonds outstanding some of which require nominal annual sinking fund redemptions. Typically, these bonds are secured by irrevocable letters of credit issued by financial institutions, along with first mortgages on the related real property and equipment. Interest on these bonds is due semiannually at interest rates that vary based on market conditions which, at December 31, 2001 ranged from 1.02% to 6.63%.

Other Subsidiary Debt — Other subsidiary debt includes various promissory notes for the purchase of property, plant, and equipment and capital lease obligations. The various promissory notes payable provide for interest at varying rates and are payable in monthly installments of principal and interest until maturity, when the remaining principal balances are due. Capital lease obligations represent machinery and equipment financing obligations which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

Scheduled Maturities — The scheduled maturities of long-term debt, which include capitalized lease obligations, at December 31, 2001, were as follows (in thousands):

2002	$ 96,972
2003	155,181
2004	571,956
2005	279,528
2006	197,535
Thereafter	1,809,114
Subtotal	$3,110,286
Less discount on senior notes	(41,789)
Total outstanding debt	$3,068,497

Notes to Consolidated Financial Statements

Letters of Credit — At December 31, 2001 there were $30.4 million of issued but undrawn letters of credit secured by our senior credit facility. In addition to the letters of credit secured by our credit facility, we had at December 31, 2001 approximately $71.1 million of letters of credit with three other banks that were issued but undrawn. These were required by various utilities and government entities for performance and insurance guarantees.

Interest Rate Agreements — We have interest rate swap agreements in place that have been designated as hedges against variable interest rate exposure on loans under our senior credit facility.

These swap agreements provide hedges for loans under our senior credit facility by limiting or fixing the LIBOR interest rates specified in the senior credit facility at the interest rates noted below until the indicated expiration dates of these interest rate swap agreements.

The following table summarizes our various interest rate agreements:

Fixed Interest Rates	Expiration Date	Notion Amounts (In millions) 2001	2000
4.90% to 4.93%	December 2002	$275.0	
6.07% to 6.24%	December 2002	325.0	$325.0
6.08% to 6.11%	June 2003		50.0
6.23%	June 2003	50.0	
6.69%	December 2004	100.0	
6.69% to 6.74%	December 2005	100.0	
6.78%	December 2006	75.0	

In connection with the termination of our former credit facilities in connection with the Old Dean acquisition, derivative agreements that were outstanding upon such termination were redesignated as hedges under the new senior credit facility. For a discussion of the treatment of derivative agreements effective January 1, 2001 see Note 1 to our Consolidated Financial Statements. See Note 20 to our Consolidated Financial Statements for a disclosure of the fair value of our interest rate derivative agreements.

We have also entered into interest rate swap agreements that provide hedges for loans under Leche Celta's term loan. The following table summarizes these agreements:

Fixed Interest Rates	Expiration Date	Notion Amounts
5.54%	November 2003	1,500,000,000 pesetas (approximately $8.0 million as of December 31, 2001)
5.6%	November 2004	2,000,000,000 pesetas (approximately $10.7 million as of December 31, 2001)

We are exposed to market risk under these arrangements due to the possibility of interest rates on the credit facilities falling below the rates on our interest rate swap agreements. Credit risk under these arrangements is remote since the counterparties to our interest rate swap agreements are major financial institutions.

11. Mandatorily Redeemable Trust Issued Preferred Securities

On March 24, 1998, we issued $600.0 million of company-obligated 5.5% mandatorily redeemable convertible preferred securities of a Delaware business trust subsidiary in a private placement to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933, as amended. The 5.5% preferred securities, which are recorded net of related fees and expenses, mature 30 years from the date of issue. Holders of these securities are entitled to receive

Notes to Consolidated Financial Statements

preferential cumulative cash distributions at an annual rate of 5.5% of their liquidation preference of $50 each. These distributions are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year. These trust issued preferred securities are convertible at the option of the holders into an aggregate of approximately 7.7 million shares of our common stock, subject to adjustment in certain circumstances, at a conversion price of $78.25 (equivalent to a conversion rate of .6390 shares per security). These preferred securities are also redeemable, at our option, at any time after April 2, 2001 at specified amounts and are mandatorily redeemable at their liquidation preference amount of $50 per share at maturity or upon occurrence of certain specified events.

12. Stockholders' Equity

Our authorized shares of capital stock include 1,000,000 shares of preferred stock and 500,000,000 shares of common stock with a par value of $.01 per share.

Stock Option and Restricted Stock Plans — We currently have two stock option plans with shares remaining available for issuance. These plans, our 1997 Stock Option and Restricted Stock Plan and the 1989 Dean Foods Company Stock Option Plan (which we adopted upon completion of our acquisition of Old Dean), provide for grants of stock options, restricted stock and other stock-based awards to employees, officers, directors and, in some cases, consultants, up to a maximum of approximately 12.5 million and 1.9 million shares, respectively. Approximately 7.1 million shares remained available for issuance under the plans as of March 25, 2002. Options and other stock-based awards vest in accordance with provisions set forth in the applicable award agreements.

The following table summarizes the status of our stock-based compensation programs:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	4,707,871	$30.56
Granted	1,078,169	35.22
Canceled	(208,021)	42.70
Exercised	(980,768)	15.13
Outstanding at December 31, 1999	4,597,251	$34.68
Granted	1,366,900	38.27
Canceled	(206,701)	42.21
Exercised	(1,231,179)	20.79
Outstanding at December 31, 2000	4,526,271	$38.96
Granted	1,244,150	43.67
Options issued to Old Dean option holders	2,685,112	46.16
Canceled	(290,818)	46.40
Exercised	(1,132,785)	38.96
Outstanding at December 31, 2001	7,031,930	$42.32
Exercisable at December 31, 1999	2,927,217	$30.17
Exercisable at December 31, 2000	2,400,853	38.50
Exercisable at December 31, 2001[1]	4,851,092[1]	43.14

(1) In connection with our acquisition of Old Dean, all options to purchase Old Dean stock outstanding at the time of the acquisition were automatically converted into options to purchase our stock. Upon conversion, those options represented options to purchase a total of approximately 2.7 million shares of our common stock. Also, the acquisition triggered certain "change in control" rights contained in the option agreements, which consisted of the right to surrender the options to us, in lieu of exercise, in exchange for cash, provided the options were surrendered prior to March 21, 2002. Options to purchase approximately 809,000 shares were surrendered. See Note 2 to our Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted average Remaining Contractual Life	Weighted average Exercise Price	Number Exercisable	Weighted average Exercise Price
$0 to $17.25	136,350	3.91	$12.24	136,350	$12.24
20.25 to 29.88	608,680	4.99	$28.11	608,680	$28.11
30.41 to 43.71	4,383,100	6.79	$39.44	2,243,892	$38.63
48.54 to 53.10	967,314	5.69	$49.79	935,384	$49.82
58.00 to 73.64	936,486	5.39	$61.73	926,786	$61.75

We have elected to follow Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our stock options. All options granted to date have been to employees, officers or directors. Accordingly, no compensation expense has been recognized since stock options granted were at exercise prices which approximated or exceeded market value at the grant date. Had compensation expense been determined for stock option grants using fair value methods provided for in SFAS No. 123, Accounting for Stock-Based Compensation, our pro forma net income and net income per common share would have been the amounts indicated below:

	Year Ended December 31,		
(In thousands, except share data)	2001	2000	1999
Compensation cost	$ 27,750	$ 27,278	$ 18,861
Net income:			
As reported	109,830	118,719	109,731
Pro forma	92,209	104,272	98,245
Net income per share:			
As reported — basic	3.90	4.21	3.34
As reported — diluted	3.56	3.82	3.13
Pro forma — basic	3.28	3.70	2.99
Pro forma — diluted	3.08	3.43	2.86
Stock option share data:			
Stock options granted during period	1,244,150	1,366,900	1,078,169
Weighted average option fair value	$ 22.30[(a)]	$ 20.57[(b)]	$ 18.00[(c)]

(a) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 40%, expected dividend yield of 0%, expected option term of seven years and risk-free rates of return as of the date of grant of ranging from 4.51% to 5.19% based on the yield of seven-year U.S. Treasury securities.

(b) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 40%; expected dividend yield of 0%; expected option term of four to ten years and risk-free rates of return as of the date of grant ranging from 6.03% to 6.74% based on the yield of seven-year U.S. Treasury securities.

(c) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 40%; expected dividend yield of 0%; expected option term of four to ten years and risk-free rates of return as of the date of grant of 5.1% based on the yield of ten-year U.S. Treasury securities.

Rights Plan — On February 27, 1998, our Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock to the stockholders of record on March 18, 1998. The rights are not exercisable until ten days subsequent to the announcement of the acquisition of or intent to acquire a beneficial ownership of 15% or more in Dean Foods Company. At such time, each right entitles the registered holder to purchase from us that number of shares of common stock at an exercise price of $210.00, with a market value of up to two times the exercise price. At any time prior to such date, a required majority may redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights will expire on March 18, 2008, unless our Board of Directors extends the term of, or redeems, the rights.

Notes to Consolidated Financial Statements

Earnings Per Share — Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

(Dollars in thousands, except share data)	Year Ended December 31, 2001	2000	1999
Basic EPS computation:			
Numerator:			
Income from continuing operations	$115,593	$113,751	$108,827
Denominator:			
Average common shares	28,151,398	28,195,043	32,861,218
Basic EPS from continuing operations	$ 4.10	$ 4.03	$ 3.31
Diluted EPS computation:			
Numerator:			
Income from continuing operations	$115,593	$113,751	$108,827
Net effect on earnings from assumed conversion of mandatorily redeemable convertible preferred securities	21,324	21,334	24,501
Income applicable to common stock	$136,917	$135,085	$133,328
Denominator:			
Average common shares — basic	28,151,398	28,195,043	32,861,218
Stock option conversion	1,073,893	793,680	901,151
Dilutive effect of assumed conversion of mandatorily redeemable convertible preferred securities	7,666,783	7,682,541	9,096,123
Average common shares — diluted	36,892,074	36,671,264	42,858,492
Diluted EPS from continuing operations	$ 3.71	$ 3.68	$ 3.11

Share Repurchases — On September 15, 1998, our Board of Directors authorized an open market share repurchase program of up to $100.0 million of our common stock. On September 28, 1999, the Board increased the program by $100.0 million to $200.0 million and on November 17, 1999 authorized a further increase to $300.0 million. We fulfilled the $300.0 million authorization during the second quarter of 2000, and on May 19, 2000, the Board increased the program by $100.0 million to $400.0 million. On November 2, 2000 the Board authorized a further increase to $500.0 million. Set forth in the chart below is a summary of the stock we have repurchased pursuant to this program through December 31, 2001.

Period	No. of Shares Repurchased	Purchase Price
Third Quarter 1998	1,000,000	$ 30.4 million
Fourth Quarter 1998	510,400	15.6 million
Second Quarter 1999	79,700	3.0 million
Third Quarter 1999	1,850,515	66.7 million
Fourth Quarter 1999	3,486,508	128.4 million
First Quarter 2000	688,800	27.2 million
Second Quarter 2000	966,065	42.2 million
Third Quarter 2000	1,587,000	77.0 million
Fourth Quarter 2000	40,000	2.1 million
First Quarter 2001	123,334	6.1 million
Total	10,332,322	$398.7 million

As of March 25, 2002, $101.3 million remains available for spending under this program.

Repurchased shares are treated as effectively retired in the consolidated financial statements.

13. Other Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from non-owner sources. The amount of income tax (expense) benefit allocated to each component of other comprehensive income during the year ended December 31, 2001 and 2000 are included below:

(In thousands)	Pre-Tax Income (Loss)	Tax Benefit (Expense) and Minority Interest	Net Amount
Accumulated other comprehensive income, January 1, 2000	$(11,152)	$ 4,714	$ (6,438)
Cumulative translation adjustment	(2,381)	931	(1,450)
Reclassification adjustment for disposal	11,139	(4,362)	6,777
Accumulated other comprehensive income, December 31, 2000	$ (2,394)	$ 1,283	$ (1,111)
Cumulative translation adjustment	(3,676)	1,444	(2,232)
Cumulative effect of accounting change	(16,278)	9,875	(6,403)
Net change in fair value of derivative instruments	(44,844)	28,474	(16,370)
Amounts reclassified to income statement related to derivatives	17,230	(10,298)	6,932
Reclassification of minority interest portion on derivative fair values		(10,033)	(10,033)
Minimum pension liability adjustment	(1,059)	433	(626)
Accumulated other comprehensive income, December 31, 2001	$(51,021)	$ 21,178	$(29,843)

14. Employee Retirement and Profit Sharing Plans

We sponsor various defined benefit and defined contribution retirement plans, including various employee savings and profit sharing plans, and contribute to various multi-employer pension plans on behalf of our employees. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in these plans. During 2001, 2000 and 1999, our retirement and profit sharing plan expenses were as follows:

	Year Ended December 31,		
(In thousands)	2001	2000	1999
Defined benefit plans	$ 1,277	$ 2,482	$ 3,994
Defined contribution plans	15,821	6,792	7,572
Multi-employer pension plans	5,671	5,599	4,937
	$22,769	$14,873	$16,503

Defined Benefit Plans — The benefits under our defined benefit plans are based on years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA regulations. Plan assets consist principally of investments made with insurance companies under a group annuity contract.

Notes to Consolidated Financial Statements

The following table sets forth the funded status of our defined benefit plans and the amounts recognized in our consolidated balance sheets:

(In thousands)	December 31, 2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 89,370	$71,673
Service cost	1,594	2,274
Interest cost	6,671	6,573
Assumption change	620	
Plan amendments	60	1,381
Actuarial (gain) loss	4,346	1,802
Acquisitions	186,506	18,724
Divestitures	(580)	(1,412)
Benefits paid	(7,149)	(7,994)
Plan curtailments	(285)	(3,727)
Plan settlements	(981)	
Other	109	76
Benefit obligation at end of year	280,281	89,370
Change in plan assets:		
Fair value of plan assets at beginning of year	92,753	79,166
Actual return on plan assets	(5,150)	1,221
Acquisitions	99,012	18,644
Divestitures	(609)	
Employer contribution	579	1,679
Plan settlements	(1,270)	
Benefits paid	(7,149)	(7,994)
Other	85	37
Fair value of plan assets at end of year	178,251	92,753
Funded status	(102,030)	3,383
Unrecognized net transition obligation	573	1,317
Unrecognized prior service cost	2,803	2,596
Unrecognized net (gain) loss	9,976	(7,799)
Minimum liability adjustment	(2,809)	(1,651)
Net amount recognized	$ (91,487)	$ (2,154)
Amounts recognized in the consolidated balance sheets at December 31 of each year consist of:		
Prepaid benefit cost	$ 2,335	$ 2,125
Accrued benefit liability	(95,650)	(4,279)
Intangible asset	1,202	
Accumulated other comprehensive income	626	
Net amount recognized	$ (91,487)	$ (2,154)
Weighted-average assumptions as of December 31:		
Discount rate	7.25%	7.75%
Expected return on plan assets	6.75-9.00%	6.75-9.50%
Rate of compensation increase	0-5.00%	0-5.00%

Notes to Consolidated Financial Statements

(In thousands)	Year Ended December 31, 2001	2000	1999
Components of net periodic benefit cost (income):			
Service cost	$ 1,594	$ 2,274	$ 4,151
Interest cost	6,671	6,573	5,052
Expected return on plan assets	(7,647)	(8,204)	(6,157)
Amortization of unrecognized transition obligation	106	140	188
Amortization of prior service cost	207	147	138
Amortization of unrecognized net gain	(47)	(622)	(3)
Recognized net actuarial (gain) loss from curtailment	311	(3,899)	
Recognized net loss from divestitures	148		
Net periodic benefit cost (income)	$ 1,343	$(3,591)	$ 3,369

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $82.8 million, $81.3 million, and $67.8 million, respectively, as of December 31, 2001, and $32.7 million, $32.7 million and $30.4 million, respectively, as of December 31, 2000, excluding pension plans related to our disposed U.S. packaging operations.

Defined Contribution Plans — Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by us. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1.0% and 17.0% of a participant's annual compensation and provide for employer matching and profit sharing contributions as determined by our Board of Directors. In addition, certain union hourly employees are participants in company-sponsored defined contribution plans which provide for employer contributions in various amounts ranging from $21 to $39 per pay period per participant.

Multi-Employer Pension Plans — Certain of our subsidiaries contribute to various multi-employer union pension plans, which are administered jointly by management and union representatives and cover substantially all full-time and certain part-time union employees who are not covered by our other plans. The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any liabilities because withdrawal from these plans is not probable or reasonably possible.

15. Post-Retirement Benefits Other than Pensions

Certain of our subsidiaries provide health care benefits to certain retirees who are covered under specific group contracts. As defined by the specific group contract, qualified covered associates may be eligible to receive major medical insurance with deductible and co-insurance provisions subject to certain lifetime maximums.

Notes to Consolidated Financial Statements

The following table sets forth the funded status of these plans and the amounts recognized in our consolidated balance sheets:

(In thousands)	December 31, 2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 6,892	$ 5,156
Service cost	140	29
Interest cost	504	450
Actuarial loss	2,124	1,340
Plan amendments	(2,111)	(566)
Acquisitions	13,793	1,110
Participant contributions	157	
Assumption charge	(222)	
Benefits paid	(672)	(627)
Benefit obligation at end of year	20,605	6,892
Fair value of plan assets at end of year	—	—
Funded status	(20,605)	(6,892)
Unrecognized prior service cost	(2,633)	(566)
Unrecognized net loss	2,106	218
Net amount recognized — accrued benefit liability	$(21,132)	$(7,240)
Weighted-average assumptions as of December 31:		
Discount rate	7.25%	7.75%
Health care inflation:		
Initial rate	8.00-11.00%	7.12-9.50%
Ultimate rate	5.00-6.00%	5.00-6.00%
Year of ultimate rate achievement	2008-2015	2005-2015

(In thousands)	2001	December 31, 2000	1999
Components of net periodic benefit cost:			
Service and interest cost	$644	$479	$278
Amortization of unrecognized net gain	(43)	(51)	(40)
Amortization of prior service cost	(43)		
Recognized actuarial loss	217	65	
Net periodic benefit cost	$775	$493	$238

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$109	$ (99)
Effect on post-retirement obligation	987	(921)

16. Plant Closing Costs

Plant Closing Costs — As part of an overall integration and cost reduction strategy, we recorded plant closing and other non-recurring costs during 2001, 2000 and 1999 in the amount of $9.6 million, $3.4 million and $12.6 million, respectively. In addition, our share of Consolidated Container Company's restructuring charges were expenses of $1.7 million, income of $0.8 million, and expenses of $4.9 million during 2001, 2000 and 1999, respectively. These amounts were reported as an adjustment to equity in earnings of unconsolidated affiliates.

Notes to Consolidated Financial Statements

During 2001, we recorded charges related to the closing of three plants with consolidation of production into other plants.

The charges recorded for our integration and cost reduction programs in 2000 reflect several approved efficiency and integration efforts including restructuring of our corporate office departments, elimination of a production shift and certain maintenance activities at our Puerto Rico operations, and closing of our Hartford, Connecticut plant.

During 1999, we recorded charges related to the closing of four plants with consolidation of production into other plants, the disposition of a small cheese processing plant, consolidation of administrative offices within one of our regions and severance costs incurred at the corporate office as well as our European and Puerto Rico operations.

The principal components of these plans include the following:

- Workforce reductions as a result of plant closings, plant rationalizations and consolidation of administrative functions. The plans included an overall reduction of 198 people in 2001, 205 people in 2000 and 315 people in 1999, who were primarily plant employees associated with the plant closings and rationalization. The costs were charged to our earnings in the period that the plan was established in detail and employee severance and benefits had been appropriately communicated. All employees had been terminated as of December 31, 2001; however, certain payment obligations remain;
- Shutdown costs, including those costs that are necessary to prepare the plant facilities for closure;
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes; and
- Write-downs of property, plant and equipment and other assets, primarily for asset impairments as a result of facilities that are no longer used in operations. The impairments relate primarily to owned building, land and equipment at the facilities which are being sold and were written down to their estimated fair value.

Activity with respect to plant closing and other non-recurring costs for 2001 is summarized below:

(In thousands)	Balance at December 31, 2000	Charges	Payments	Balance at December 31, 2001
Cash charges:				
Workforce reduction costs	$1,179	$1,088	$(1,599)	$ 668
Shutdown costs	363	624	(527)	460
Lease obligations after shutdown	118	183	(182)	119
Other		843	(590)	253
Subtotal	$1,660	2,738	$(2,898)	$1,500
Noncash charges:				
Write-down of property, plant and equipment		6,812		
Total charges		$9,550		

Notes to Consolidated Financial Statements

Activity with respect to plant closing and other non-recurring costs for 2000 is summarized below:

(In thousands)	Balance at December 31, 1999	Charges	Payments	Balance at December 31, 2000
Cash charges:				
Workforce reduction costs	$3,073	$2,176	$(4,070)	$1,179
Shutdown costs	468	564	(669)	363
Lease obligations after shutdown	438	95	(415)	118
Other	40	159	(199)	
Subtotal	$4,019	2,994	$(5,353)	$1,660
Noncash charges:				
Write-down of property, plant and equipment		394		
Total charges		$3,388		

There have not been significant adjustments to the plans and the majority of future cash requirements to reduce the liability at December 31, 2001 are expected to be completed within a year.

Acquired Facility Closing Costs — As part of our purchase price allocations, we accrued costs in 2001 and 2000 pursuant to plans to exit certain activities and operations of acquired businesses in order to rationalize production and reduce costs and inefficiencies. Several plants were closed in connection with our acquisition of Southern Foods. Production from these plants was moved to our other facilities. We also have implemented plans to shut down plants and administrative offices in connection with our acquisition of Old Dean. We will continue to finalize and implement our initial integration and rationalization plans and expect to refine our estimate of amounts in our purchase price allocations associated with these plans.

The principal components of the plans include the following:

- Workforce reductions as a result of plant closings, plant rationalizations and consolidation of administrative functions and offices, resulting in an overall reduction of 557 plant and administrative personnel. The costs incurred were charged against our acquisition liabilities for these costs. As of December 31, 2001, 481 employees had not yet been terminated;
- Shutdown costs, including those costs that are necessary to clean and prepare the plant facilities for closure; and
- Costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes after shutdown of the plant or administrative office.

Activity with respect to these acquisition liabilities for 2001 is summarized below:

(In thousands)	Accrued Charges at December 31, 2000	Charges	Payments	Accrued Charges at December 31, 2001
Workforce reduction costs	$ 997	$19,357	$ (325)	$20,029
Shutdown costs	7,271	8,647	(3,297)	12,621
Total	$8,268	$28,004	$(3,622)	$32,650

Notes to Consolidated Financial Statements

Activity with respect to these acquisition liabilities for 2000 is summarized below:

(In thousands)	Accrued Charges at December 31, 2000	Charges	Payments	Accrued Charges at December 31, 2001
Workforce reduction costs	$624	$ 1,268	$ (895)	$ 997
Shutdown costs	332	9,735	(2,796)	7,271
Total	$956	$11,003	$(3,691)	$8,268

17. Other Operating (Income) Expense

During the fourth quarter of 2001, we recognized a net of $17.3 million of other operating income which includes the following:

- A gain of $47.5 million on the divestiture of the 11 plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean. The gain represented the difference between fair value and the carrying value of the plants;
- An expense of $28.5 million resulting from a payment to Dairy Farmers of America as consideration for certain modifications to our existing milk supply arrangements; and
- An expense of $1.7 million resulting from the impairment in value of a water plant.

During the fourth quarter of 2000, we recognized $7.5 million of other operating expense associated with a settlement with the Department of Justice (the "DOJ") related to certain activities of West Lynn Creamery. The activities alleged by the DOJ occurred prior to our acquisition of West Lynn Creamery in June 1998.

18. Supplemental Cash Flow Information

(In thousands)	Year Ended December 31, 2001	2000	1999
Cash paid for interest and financing charges, net of capitalized interest	$139,984	$142,205	$87,548
Cash paid for taxes	24,983	31,883	40,003
Noncash transactions:			
Issuance of common stock in connection with business acquisitions	739,366		3,193
Issuance of subsidiary preferred and common securities in connection with two acquisitions		340,336	18,500
Operations of 11 plants in connection with acquisition of minority interest	287,989		
Issuance of subordinated contingent promissory note in connection with acquisition of minority interest	40,000		

19. Commitments and Contingencies

Leases — We lease certain property, plant and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment and vehicles, have lease terms ranging from 1 to 20 years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals based on miles driven or units produced. Rent expense, including additional rent, was $87.3 million, $66.9 million, and $45.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements

The composition of capital leases which are reflected as property, plant and equipment in our consolidated balance sheets is as follows:

(In thousands)	December 31, 2001	December 31, 2000
Buildings and improvements	$11,251	$ 2,102
Machinery and equipment	4,666	10,770
Less accumulated amortization	(1,973)	(4,267)
	$13,944	$ 8,605

Future minimum payments at December 31, 2001, under non-cancelable capital and operating leases with terms in excess of one year are summarized below:

(In thousands)	Capital Leases	Operating Leases
2002	$ 3,750	$ 66,946
2003	2,184	63,248
2004	1,829	50,047
2005	3,025	42,823
2006	100	31,379
Thereafter	108	103,427
Total minimum lease payments	10,996	$357,870
Less amount representing interest	(1,100)	
Present value of capital lease obligations	$ 9,896	

Guaranty of Certain Indebtedness of Consolidated Container Company — We own a 43.1% interest in Consolidated Container Company ("CCC"), the nation's largest manufacturer of rigid plastic containers and our primary supplier of plastic bottles and bottle components. During 2001, as a result of various operational difficulties, CCC became unable to comply with the financial covenants in its credit facility. In February 2002, CCC's lenders agreed to restructure the credit agreement to modify the financial covenants, subject to the agreement of CCC's primary shareholders to guarantee certain of CCC's debt. Because CCC is an important and valued supplier of ours, and in order to protect our interest in CCC, we agreed to provide a limited guaranty. The guaranty, which expires on January 5, 2003, is limited in amount to the lesser of (1) 49% of the principal, interest and fees of CCC's "Tranche 3" revolver, and (2) $10 million. CCC's "Tranche 3" revolver can only be drawn upon by CCC when its Tranche 1 and Tranche 2 revolvers are fully drawn. If CCC draws on the Tranche 3 revolver, no voluntary pre-payments may be made on the Tranche 1 and 2 revolvers until the Tranche 3 revolver is fully re-paid. Our guaranty cannot be drawn upon until the Tranche 3 loan is due and payable (whether at its January 5, 2003 maturity or by acceleration), and no more than one demand for payment may be made by the banks. We have entered into an agreement with Alan Bernon and Peter Bernon, who collectively own 6% of CCC, pursuant to which, collectively, they have agreed to reimburse us for 12% of any amounts paid by us under the guaranty.

Contingent Obligations Related to Milk Supply Arrangements and Divested Operations — On December 21, 2001, in connection with our acquisition of Old Dean, we purchased Dairy Farmers of America's ("DFA") 33.8% stake in our Dairy Group for consideration consisting of (1) approximately $145.4 million in cash, (2) a contingent promissory note in the original principal amount of $40.0 million, and (3) the operations of 11 plants located in nine states where we and Old Dean had overlapping operations (which plants were actually transferred to National Dairy Holdings, L.P., as assignee of DFA). As additional consideration, we amended a milk supply agreement with DFA to provide that if we do not, within a certain period of time after the completion of the Old Dean acquisition, offer DFA the right to supply raw milk to certain of the Old Dean dairy plants, we could be required to pay liquidated damages of up to $47.0 million. Specifically, the liquidated damages to DFA provision provides that:

- If we have not offered DFA the right to supply all of our raw milk requirements for certain of Old Dean's plants by either (i) the end of the 18th full month after December 21, 2001, or (ii) with respect to certain other plants, the end of the 6th full calendar month following the expiration of milk supply agreements in existence at those plants on December 21, 2001, or
- If DFA is prohibited from supplying those plants because of an injunction, restraining order or otherwise as a result of or arising from a milk supply contract to which we are party,

we must pay DFA liquidated damages determined and paid on a plant-by-plant basis, based generally on the amount of raw milk used by that plant. Liquidated damages would be payable in arrears in equal, quarterly installments over a 5-year period, without interest. If we are required to pay any such liquidated damages, the principal amount of the $40.0 million contingent promissory note will be reduced by an amount equal to 25% of the liquidated damages paid.

The contingent promissory note is designed to ensure that DFA, one of our primary suppliers of raw milk, has the opportunity to retain our milk supply business for 20 years, or be paid for the loss of that business. The contingent promissory note has a 20-year term and bears interest based on the consumer price index. Interest will not be paid in cash. Instead, interest will be added to the principal amount of the note annually, up to a maximum principal amount of $96.0 million. We may prepay the note in whole or in part at any time, without penalty. The note will only become payable if we ever materially breach or terminate one of our milk supply agreements with DFA without renewal or replacement. Otherwise, the note will expire at the end of 20 years, without any obligation to pay any portion of the principal or interest.

We retained certain liabilities of the businesses of the 11 plants divested to National Dairy Holdings, where those liabilities were deemed to be "non-ordinary course" liabilities. We also have the obligation to indemnify National Dairy Holdings for any damages incurred by it in connection with those retained liabilities, or in connection with any breach of the divestiture agreement. We do not expect any liability that we may have for these retained liabilities, or any indemnification liability, to be material. We believe we have created adequate reserves for any such potential liability.

Litigation, Investigations and Audits — We and our subsidiaries are parties, in the ordinary course of business, to certain other claims, litigation, audits and investigations. We believe we have created adequate reserves for any liability we may incur in connection with any such currently pending or threatened matter. In our opinion, the settlement of any such currently pending or threatened matter is not expected to have a material adverse impact on our financial position, results of operations or cash flows.

20. Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," we are required to disclose an estimate of the fair value of our financial instruments as of December 31, 2001 and 2000. SFAS No. 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Notes to Consolidated Financial Statements

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on our senior credit facility and most other debt are variable, their fair values approximate their carrying values.

We have senior notes with an aggregate face value of $700.0 million with fixed interest rates ranging from 6.625% to 8.15% at December 31, 2001. These notes were issued by Old Dean prior to our acquisition of Old Dean, and were marked to fair value in our purchase price allocation.

We have entered into various interest rate agreements to reduce our sensitivity to changes in interest rates on our variable rate debt. The fair values of these instruments and our senior notes were determined based on current values for similar instruments with similar terms. The following table presents the carrying value and fair value of our senior notes and interest rate agreements at December 31:

	2001		2000	
(In thousands)	Carrying Value of Liability	Fair Value Liability	Carrying Value of Asset	Fair Value Liability
Senior notes	$(658,211)	$(658,211)		
Interest rate agreements	(44,140)	(44,140)	$3,696	$(16,278)

21. Business and Geographic Information and Major Customers

We currently have three reportable segments: Dairy Group, Morningstar Foods and Specialty Foods. Our Dairy Group segment manufactures and distributes fluid milk, ice cream and novelties, half-and-half and whipping cream, sour cream, cottage cheese, yogurt and dips, as well as fruit juices and other flavored drinks and bottled water. Morningstar Foods manufactures dairy and non-dairy coffee creamers, whipping cream and pre-whipped toppings, dips and dressings, specialty products such as lactose-reduced milk, soy milk and extended shelf-life milks, as well as certain other refrigerated and extended shelf-life products. Specialty Foods processes and markets pickles, powdered products such as non-dairy coffee creamers, and sauces and puddings. We obtained Specialty Foods as part of our acquisition of Old Dean on December 21, 2001; therefore the sales and operating income listed below represent only the last few days of December 2001. Our Puerto Rico and Spanish operations do not meet the definition of a segment and are reported in "Corporate/Other."

Prior to the third quarter of 1999, we had a Packaging segment. As a result of the sale of a majority interest in our U.S. plastic packaging operations effective July 2, 1999, as discussed in Note 4, we no longer have a reportable packaging segment under current accounting rules. However, two small packaging businesses have been included in the packaging segment until their disposition in March and May 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating profit not including non-recurring gains and losses and foreign exchange gains and losses.

We do not allocate income taxes, management fees or unusual items to segments. In addition, there are no significant non-cash items reported in segment profit or loss other than depreciation and amortization and the $47.5 million gain on the divestiture of the 11 plants transferred to National Dairy Holdings (as assignee of Dairy Farmers of America) in connection with the acquisition of Old Dean which is reported in our Dairy Group segment in 2001. The amounts in the following tables are the amounts obtained from reports used by our executive management team for the year ended December 31:

Notes to Consolidated Financial Statements

(In thousands)	2001	2000	1999
Net sales from external customers:			
Dairy Group	$5,051,672	$4,660,329	$3,101,800
Morningstar Foods	766,922	704,246	655,159
Specialty Foods	18,709		
Packaging		42,286	489,814
Corporate/Other	392,813	349,442	235,226
Total	$6,230,116	$5,756,303	$4,481,999
Intersegment sales:			
Dairy Group	$ 14,133	$ 14,680	$8,838
Morningstar Foods	90,476	60,213	19,370
Specialty Foods			
Packaging			18,674
Corporate/Other			
Total	$ 104,609	$ 74,893	$ 46,882
Operating income:			
Dairy Group(1)	$ 323,755	$ 289,630	$ 164,575
Morningstar Foods(2)	104,294	100,944	83,641
Specialty Foods	2,168		
Packaging(3)		415	50,402
Corporate/Other(4)	(35,776)	(22,926)	(21,744)
Total	394,441	368,063	276,874
Other (income) expense:			
Interest expense and financing charges	135,368	146,181	87,817
Equity in (loss) earnings of unconsolidated affiliates	23,620	(11,453)	(2,630)
Other (income) expense, net	4,690	(630)	(1,416)
Consolidated earnings before tax	$ 230,763	$ 233,965	$ 193,103
Depreciation and amortization:			
Dairy Group	$ 113,780	$ 105,717	$ 64,046
Morningstar Foods	24,574	22,849	19,644
Specialty Foods	353		
Packaging		1,529	23,020
Corporate/Other	16,180	14,888	9,935
Total	$ 154,887	$ 144,983	$ 116,645
Assets:			
Dairy Group	$4,922,224	$2,912,231	$1,750,389
Morningstar Foods	858,656	424,819	458,450
Specialty Foods	625,382		
Packaging			196,792
Corporate/Other	325,635	443,428	253,291
Total	$6,731,897	$3,780,478	$2,658,922
Capital expenditures:			
Dairy Group	$ 89,125	$ 90,901	$ 104,023
Morningstar Foods	37,401	28,162	20,344
Specialty Foods			
Packaging		1,313	23,650
Corporate/Other	10,718	16,500	39,625
Total	$ 137,244	$ 136,876	$ 187,642

(1) Operating income includes plant closing and other non-recurring charges of $9.6 million, $2.1 million and $8.7 million in 2001, 2000 and 1999, respectively. Operating income in 2001 includes a gain of $47.5 million related to the divestiture of 11 plants as part of the acquisition of Dean Foods, an expense of $28.5 million resulting from certain changes to our milk supply agreements, and an impairment charge of $1.7 million on a water plant. Operating income in 2000 includes litigation settlement costs of $7.5 million.

(2) Operating income includes plant closing and other non-recurring charges of $0.5 million in 1999.

(3) Included in operating income are plant closing and other non-recurring charges of $0.2 million in 1999.

(4) Operating income includes plant closing and other non-recurring charges of $1.3 million, and $3.2 million in 2000 and 1999, respectively.

Notes to Consolidated Financial Statements

(In thousands)	Revenues 2001	2000	1999	Long-Lived Assets 2001	2000
Geographic Information					
United States	$5,837,302	$5,364,575	$4,002,144	$4,987,908	$2,723,408
Puerto Rico	221,794	226,661	235,226	124,079	127,487
Europe	171,020	165,067	244,629	118,022	111,611
Total	$6,230,116	$5,756,303	$4,481,999	$5,230,009	$2,962,506

We have no one customer within any segment which represents greater than ten percent of our consolidated revenues.

22. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for 2001 and 2000:

(In thousands, except per share data)	Quarter First	Second	Third	Fourth
2001				
Net sales	$1,474,352	$1,527,074	$1,555,731	$1,672,959
Gross profit	356,515	363,127	360,296	400,078
Income before extraordinary items and cumulative effect of accounting change(1)	23,517	34,603	29,422	28,051
Net income(1)	22,071(2)	34,603	29,422	23,734(3)
Basic earnings per common share(4):				
Income before extraordinary items and cumulative effect of accounting change	0.86	1.26	1.06	0.94
Net income	0.81	1.26	1.06	0.80
Diluted earnings per common share(4):				
Income before extraordinary items and cumulative effect of accounting change	0.81	1.11	0.95	0.86
Net income	0.77	1.11	0.95	0.75
2000:				
Net sales	$1,394,141	$1,434,354	$1,439,947	$1,487,861
Gross profit	340,158	360,218	354,320	371,540
Income before extraordinary gain(5)	20,594	33,533	31,189	28,435
Net income(5)	25,562(6)	33,533	31,189	28,435
Basic earnings per common share(4):				
Income before extraordinary gain	0.71	1.16	1.13	1.05
Net income	0.88	1.16	1.13	1.05
Diluted earnings per common share(4):				
Income before extraordinary gain	0.69	1.04	1.01	.95
Net income	0.82	1.04	1.01	.95

(1) The results for the first, third and fourth quarters include plant closing and other non-recurring charges, net of minority interest when applicable, of $0.3 million, $1.0 million and $4.5 million, respectively. Results in the fourth quarter also include a gain of $29.5 million related to the divestiture of 11 plants as part of the acquisition of Dean Foods, an expense of $17.4 million resulting from certain changes to our milk supply agreements, an impairment charge of $0.7 million, net of minority interest, on a water plant, a charge of $12.9 million related to the impairment of our investment in Consolidated Container, and a charge of $2.7 million resulting from the impairment of two small investments. All amounts are net of income taxes.

(2) Results for the first quarter of 2001 include a cumulative effect of accounting change expense of $1.4 million related to our adoption of FAS 133, Accounting for Derivative Instruments and Hedging Activities.

(3) Included in the results for the fourth quarter is an extraordinary loss of $4.3 million for the write-off of deferred financing costs related to the early retirement of our former credit facilities.

(4) Earnings per common share calculations for each of the quarters were based on the basic and diluted weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year earnings per common share amount.

(5) The results for the first, second, and third quarters of 2000 include plant closing and other non-recurring charges of $0.7 million, $0.8 million and $0.3 million respectively. Results in the fourth quarter include a charge of $5.0 million for litigation settlement costs and a gain of $0.4 million related to plant closing credits at Consolidated Container. All amounts are net of income tax and minority interest.

(6) Results for the first quarter of 2000 include an extraordinary gain related to interest rate derivatives which became unhedged, net of an extraordinary loss for the write-off of deferred financing costs.

23. Subsequent Events

Stock Split — On February 21, 2001, we announced that our Board of Directors has declared a two-for-one split of our common stock. The split will entitle shareholders of record on April 8, 2002 to receive one additional share of common stock for each share held on that date. The split will be effected after the close of business on April 23, 2002. Common shares outstanding, giving retroactive effect to the stock split, at December 31, 2001 and 2000 are 87.9 million shares and 54.6 million shares, respectively. Pro forma earnings per common share, giving retroactive effect to the stock split, are as follows:

	Year Ended December 31,		
	2001	2000	1999
Basic earnings per common share:			
Income before extraordinary gain (loss) and cumulative effect of accounting change	$2.05	$2.02	$1.66
Extraordinary gain (loss)	(.08)	.09	.01
Cumulative effect of accounting change	(.02)		
Net income	$1.95	$2.11	$1.67
Diluted earnings per common share:			
Income before extraordinary gain (loss) and cumulative effect of accounting change	$1.86	$1.84	$1.56
Extraordinary gain (loss)	(.06)	.07	.01
Cumulative effect of accounting change	(.02)		
Net income	$1.78	$1.91	$1.57
Shares used in per share calculations:			
Average common shares — Basic	56,302,796	56,390,086	65,722,436
Average common shares — Diluted	73,784,148	73,342,528	85,716,984

Hedging Transactions — In March 2002, we entered into forward starting swaps that begin in December 2002 with a notional amount of $725.0 million and fixed interest rates ranging from 4.29% to 5.315%. These swaps have been designated as hedges against interest rate exposure on loans under our senior credit facility and under one of our subsidiary's term loans. These derivatives provide hedges for loans by limiting or fixing the interest rates specified in the senior credit facility or subsidiary term loan at the interest rates noted below until the indicated expiration dates of the interest rate derivative agreements.

Fixed Interest Rates	Expiration Date	Notional Amounts
4.29% to 4.6875%	December 2003	$275.0 million
4.8525% to 4.855%	December 2004	$150.0 million
5.195% to 5.315%	December 2005	$300.0 million

Guarantee of Indebtedness of Consolidated Container Company — In February 2002, we agreed to provide a limited guaranty of certain indebtedness of Consolidated Container Company. See Note 19, to our Consolidated Financial Statements.

24. Related Party Transactions

Aircraft Leases — On August 1, 2000, we entered into a five-year aircraft lease agreement with Neptune Colorado, LLC, a limited liability company owned by Gregg Engles (our Chief Executive Officer and Chairman of the Board of Directors) and Pete Schenkel (President of our Dairy Group and also a member of our Board of Directors). Pursuant to the lease agreement, we agreed to lease an airplane from Neptune Colorado at a rate of $1,000 per hour for each hour of flight with a minimum of 40 hours of flight per month. We also pay a non-refundable equipment reserve charge equal to $83.10 per engine hour used during the term of the agreement. Reserve funds are used by the lessor for engine overhauls, removal or replacement during the term of the agreement. We are responsible for paying all

Notes to Consolidated Financial Statements

taxes related to and insurance for the airplane, as well as all operating costs, crew salaries, benefits, landing and customs fees, hangar and storage charges and any fines or penalties arising from its operation or use of the airplane. We paid an aggregate of $0.6 million in 2001 and $0.2 million in 2000 to Neptune Colorado, LLC under the lease.

In June 2001, we entered into a six-year aircraft lease agreement with Curan, LLC, a limited liability company also owned by Gregg Engles and Pete Schenkel. Pursuant to the lease agreement, we agreed to lease an airplane from Curan at a rate of $122,000 per month. We also must set up a non-refundable equipment reserve account, the amount of which will be determined periodically by a third party. Reserve funds are used by the lessor for engine overhauls, removal or replacement during the term of the agreement. We are responsible for paying all taxes related to and insurance for the airplane, as well as all operating costs, crew salaries, benefits, landing and customs fees, hangar and storage charges and any fines or penalties arising from its operation or use of the airplane. We paid an aggregate of $0.9 million to Curan, LLC during 2001 under the lease.

Real Property Lease — We lease the land for our Franklin, Massachusetts plant from a partnership in which Alan Bernon, Chief Operating Officer of the Northeast region of our Dairy Group and a member of our Board of Directors, owns a 13.45% minority interest. (The remaining interests are owned by members of Mr. Bernon's family.) The lease payments totaled $0.6 million in each of 2001, 2000 and 1999.

Purchases of Orange Juice Concentrate — Some of our subsidiaries purchase a portion of their requirements for frozen concentrated orange juice from an entity in which Gregg Engles owns a limited partnership interest. We have no written agreement with the supplier. All purchases are based on purchase orders. We monitor the market price for frozen concentrated orange juice and purchase the product from the supplier offering the lowest price, inclusive of all charges. Our purchases from this supplier totaled approximately $0.0 in 2001, $0.1 million in 2000, and $1.8 million in 1999.

Minority Interest in Consolidated Container Holding Company — Alan Bernon, Chief Operating Officer of the Northeast region of our Dairy Group and a member of our Board of Directors, together with his brother, Peter Bernon, own 12.0% of Franklin Plastics, Inc., which owns 49.1% of Consolidated Container Company ("CCC"). We own the remaining 88.0% of Franklin Plastics. In March 2002, we entered into an agreement with Alan Bernon and Peter Bernon pursuant to which they have agreed to reimburse us, collectively, for 12% of any amounts paid by us under our guaranty of a portion of CCC's indebtedness. See Note 19 for a description of the terms of the guaranty.

Purchases of Raw Milk and Cream and Buy-Out of DFA — We have entered into a series of milk supply agreements with Dairy Farmers of America, Inc. ("DFA"), which owned 33.8% of our Dairy Group through December 21, 2001, to supply certain of our plants with all of their milk requirements. The agreements generally specify that we pay DFA based on price announcements supplied by DFA from time to time, subject to certain limitations. We paid DFA approximately $1.79 billion in 2001 and $1.37 billion in 2000 for milk purchases under these agreements. We purchased DFA's interest in our Dairy Group for cash, the operations of 11 plants, and certain contingent obligations. See Notes 2 and 19.

Consulting Fees — During 2000 and 1999, we paid fees to Tex Beshears, a former officer and director, for acquisition consulting services related to certain completed acquisitions totaling $3.9 million and $0.5 million, respectively, which have been capitalized as part of the purchase price of the acquisitions. In 2000, we paid consulting fees of approximately $0.5 million to Peter Bernon, brother of Alan Bernon, for acquisition-related consulting services.

Other Shareholder Information

Transfer Agent

The Bank of New York

Shareowner Inquiries:
The Bank of New York,
Shareholder Relations
PO Box 11258
Church Street Station
NY, NY 10286-1258

Certificate, DRS or
Legal Transfer:
The Bank of New York
Receive/Deliver Dept
PO Box 11002
NY, NY 10286-1002

Lost Securities:
The Bank of New York
Lost Securities Department
PO Box 11281
NY, NY 10286-1281

Change of Address:
The Bank of New York
Account Maintenance Department
PO Box 11023
NY, NY 10286-1023

Toll free # 866-557-8698
E-Mail:
Shareownersvcs@bankofny.com
Website: http://www.stockbny.com

Auditor

Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
Telephone: 214-840-7000

Market Information

NYSE: DF

Annual Meeting

May 30, 2002, 10:00 a.m.
Hotel Crescent Court
400 Crescent Court
Dallas, Texas 75201

Corporate Headquarters

Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214-303-3400
Facsimile: 214-303-3499
Website: www.deanfoods.com

Forward-Looking Statement Disclosure

This report contains statements about the future that are not statements of historical fact. These statements, which are sometimes predictions and sometimes statements of our plans for the future, are found in the Chairman's letter to shareholders, and on pages 1 through 18, as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations. In most cases, you can identify these statements by terminology such as "may," "will," "should," "could," "expect," "seek to," "anticipate," "plan," "believe," "estimate," "intend," "predict," "potential," "hope" or "continue" or the negative of such terms and other comparable terminology. In evaluating these statements, you should carefully consider the risks outlined in this report, and in any subsequent reports we may file after the date hereof with the Securities and Exchange Commission. You may obtain copies of these reports without charge by writing to our corporate headquarters, Attention: Investor Relations, or through our corporate website at www.deanfoods.com, or on the SEC's website at www.sec.gov.

Board of Directors

Gregg L. Engles
Chairman
Chief Executive Officer
Dean Foods Company

Alan J. Bernon
Chief Operating Officer
Northeast Region
Dean Dairy Group

Lewis M. Collens*
President
Illinois Institute of Technology and
Chairman, IIT Research Institute

Tom C. Davis*
Chief Executive Officer
The Concorde Group

Stephen L. Green*
General Partner
Canaan Capital Partners

Joseph S. Hardin, Jr.*
Retired

Janet Hill*
Vice President
Alexander & Associates

John S. Llewellyn, Jr.*
Retired

John R. Muse*
Chief Operating Officer
Hicks, Must, Tate & Furst
Incorporated

Hector M. Nevares*
President
Neva Management

P. Eugene Pender*
Retired

J. Christopher Reyes*
Chairman
Reyes Holdings, L.L.C.

Pete Schenkel
President
Dean Dairy Group

Jim L. Turner*
President and
Chief Executive Officer
Dr Pepper/Seven-Up Bottling
Group, Inc.

* Independent Directors

Dean Foods Company Corporate Officers

Gregg L. Engles
Chairman of the Board and
Chief Executive Officer

Pete Schenkel
President – Dean Dairy Group

Herman L. "Bing" Graffunder
President – Morningstar/Specialty
Group

James Greisinger
President – Specialty Foods

Miguel M. Calado
Executive Vice President and
President, International

Barry A. Fromberg
Executive Vice President and
Chief Financial Officer

Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer, General
Counsel and Corporate Secretary

Robert D. Dunn
Senior Vice President –
Human Resources

Ronald H. Klein
Senior Vice President –
Corporate Development

Cory M. Olson
Senior Vice President – Finance and
Treasurer

William C. Tinklepaugh
Senior Vice President –
Government Relations

Lisa N. Tyson
Senior Vice President,
Deputy General Counsel and
Assistant Secretary

Neil Finerty
Vice President – Labor

Bridget Griffin Johnson
Vice President and
Assistant General Counsel

Earl M. Jones, III
Vice President – Legal

John W. Madden
Vice President –
Corporate Development

Alejandro D. Madrazo
Vice President – Legal

Fanny B. Scheumaker
Vice President – Human Resources
Administration

John M. Sparks
Vice President – Audit Services

Sally M. Bell
Assistant Secretary

Angela B. Miro
Assistant Secretary

Carolyn J. Sledge
Assistant Secretary

Executive Officers



Gregg L. Engles
Chairman of the Board and
Chief Executive Officer



Miguel M. Calado
Executive Vice President and
President, International



Pete Schenkel
President – Dean Dairy Group



Barry A. Fromberg
Executive Vice President and
Chief Financial Officer



Herman L. "Bing" Graffunder
President –
Morningstar/Specialty Group



Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer,
General Counsel and
Corporate Secretary

Dean Foods

Dean Foods Company
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
Telephone: 214.303.3400
Facsimile: 214.303.3499

www.deanfoods.com